Exhibit 99.1

PEMBINA PIPELINE CORPORATION

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2014

February 26, 2015

Table of Contents

Page

GLOSSARY OF TERMS	- 1 -

ABBREVIATIONS AND CONVERSIONS	- 7 -

NON–GAAP AND ADDITIONAL GAAP MEASURES	- 8 -

FORWARD–LOOKING STATEMENTS AND INFORMATION	- 9 -

CORPORATE STRUCTURE	- 11 -

Name, Address and Formation	- 11 -
Provident Acquisition	- 12 -
Pembina's Subsidiaries	- 13 -
Amended Articles	- 13 -

GENERAL DEVELOPMENTS OF PEMBINA	- 14 -

Developments in 2012	- 14 -
Developments in 2013	- 15 -
Developments in 2014	- 17 -

2015 Year to Date Developments	- 20 -

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS	- 20 -

Pembina's Business Objective and Strategy	- 20 -
Overview of Pembina's Business	- 20 -
Operations Overview	- 21 -
Conventional Pipelines Business	- 23 -
Oil Sands & Heavy Oil Business	- 26 -
Gas Services Business	- 27 -
Midstream Business	- 28 -

OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS	- 30 -

Information and Communication Systems	- 30 -
Integrity Management	- 31 -
Environmental Matters	- 32 -
Environmental Incidents	- 32 -
Provisions	- 33 -
Derivative Financial Instruments	- 33 -
Pipeline Rights-of-Way and Land Tenure	- 33 -
Indemnification and Insurance	- 34 -
Employees	- 34 -
Corporate Social Responsibility	- 34 -
Corporate Governance	- 36 -

CANADIAN OIL AND GAS INDUSTRY	- 37 -

General	- 37 -
Canadian Crude and Heavy Oil Overview	- 37 -
NGL Overview	- 39 -
Midstream Services for Crude Oil, SCO & NGL	- 40 -

DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA	- 41 -

Common Shares	- 41 -
Class A Preferred Shares	- 41 -

Table of Contents

(continued)

Page

Internal Preferred Shares	- 44 -
Premium Dividend™ and Dividend Reinvestment Plan	- 45 -
Convertible Debentures	- 45 -
Credit Facilities	- 46 -
Medium Term Notes	- 46 -
Other Debt	- 49 -
Credit Ratings	- 49 -

DIVIDENDS AND DISTRIBUTIONS	- 50 -

Cash Dividends	- 50 -

MARKET FOR SECURITIES	- 52 -

DIRECTORS AND OFFICERS	- 56 -

Directors of Pembina	- 56 -
Executive Officers of Pembina	- 58 -
Conflict of Interest	- 60 -

AUDIT COMMITTEE INFORMATION	- 60 -

The Audit Committee's Charter	- 60 -
Composition of the Audit Committee and Relevant Education and Experience	- 60 -
Pre-Approval Policies and Procedures for Audit and Non-Audit Services	- 61 -
External Auditor Service Fees	- 62 -

RISK FACTORS	- 62 -

Risks Inherent in Pembina's Business	- 63 -
Risk Factors Relating to the Securities of Pembina	- 69 -
General Risk Factors	- 70 -

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 74 -

MATERIAL CONTRACTS	- 74 -

LEGAL PROCEEDINGS	- 74 -

REGISTRAR AND TRANSFER AGENT	- 74 -

INTERESTS OF EXPERTS	- 74 -

ADDITIONAL INFORMATION	- 74 -

APPENDIX "A" – AUDIT COMMITTEE CHARTER	A-1

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GLOSSARY OF TERMS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:

"2010 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on November 12, 2010 which allowed Pembina to offer and issue, from time to time: (i) Common Shares; (ii) any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of Pembina; (iii) warrants; and (iv) subscription receipts of Pembina of up to $1,000,000,000 aggregate initial offering price (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2010 Base Shelf Prospectus was valid;

"2013 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on February 22, 2013 allowing Pembina to offer and issue, from time to time: (i) Common Shares; (ii) preferred shares; (iii) any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of Pembina ("Debt Securities"); (iv) warrants to purchase Common Shares and warrants to purchase Debt Securities; and (v) subscription receipts of Pembina (together with the foregoing, collectively, the "Securities") of up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2013 Base Shelf Prospectus is valid, which Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplements;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, including the regulations promulgated thereunder;

"AER" means the Alberta Energy Regulator;

"Alberta Pipelines" means those pipelines servicing the conventional oil, condensate and NGL production in Alberta including the Peace Pipeline, the Northern Pipeline, the Drayton Valley Pipeline, the Swan Hills Pipeline, the Brazeau/Caroline Pipeline and the Bonnie Glen Pipeline;

"B.C. Pipelines" means, collectively, the NEBC Pipeline and the Western Pipeline;

"BCUC" means the British Columbia Utilities Commission;

"Board" or "Board of Directors" means the board of directors of Pembina from time to time;

"Bonnie Glen Pipeline" means the pipeline system and related facilities, owned 50 percent by Pembina, delivering crude oil and condensate from central Alberta to Edmonton, Alberta;

"Brazeau/Caroline Pipeline" means the pipeline system and related facilities delivering NGL from natural gas processing plants southwest of Edmonton, Alberta and from Caroline, Alberta to the Bonnie Glen Pipeline or to Fort Saskatchewan, Alberta;

"Canadian Diluent Hub" or "CDH" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"Cenovus" means Cenovus Energy Inc.;

"Cheecham Lateral" means the lateral pipeline and related facilities delivering SCO from an existing pump station on the Syncrude Pipeline to a terminalling facility located near Cheecham, Alberta;

"Class A Preferred Shares" means class A preferred shares of Pembina, issuable in series, and where the context requires includes the Series 1 Class A Preferred Shares, the Series 2 Class A Preferred Shares, the Series 3 Class A Preferred Shares, the Series 4 Class A Preferred Shares, the Series 5 Class A Preferred Shares, the Series 6 Class A Preferred Shares, the Series 7 Class A Preferred Shares and the Series 8 Class A Preferred Shares;

"CNRL" means Canadian Natural Resources Limited;

"Common Shares" means the common shares in the capital of Pembina;

"Company" or "Pembina" means Pembina Pipeline Corporation, an ABCA corporation and, unless the context otherwise requires, includes its consolidated subsidiaries;

"condensate" means a mixture consisting primarily of pentanes and heavier hydrocarbon liquids;

"Convertible Debentures" means, collectively, the Series C Convertible Debentures, the Series E Convertible Debentures and the Series F Convertible Debentures;

"Cornerstone Pipeline" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"Credit Facilities" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Credit Facilities";

"Cutbank Complex" means PGS Limited Partnership's interest in the interconnected sweet gas processing facilities comprising the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau Deep Cut Facility, Musreau II, and the Kakwa Gas Plant and the associated pipelines and compressors and the agreements related thereto;

"Cutbank Gas Plant" means the facility owned 100 percent by PGS Limited Partnership located at 07-16-062-08 W6M;

"Declaration of Trust" means the declaration of trust dated September 4, 1997, as amended and restated April 30, 1999 and as further amended and restated October 1, 2010, pursuant to which the Fund was created;

"Dow Canada" means Dow Chemical Canada Inc.;

"Drayton Valley Pipeline" means the pipeline system and related facilities delivering crude oil and condensate production to Edmonton, Alberta from the area southwest of Edmonton, Alberta;

"DRIP" means Pembina's Premium DividendTM and Dividend Reinvestment Plan and all associated agreements;

"ESA" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"Form 40-F" means Pembina's annual report on Form 40-F for the fiscal year ended December 31, 2014 filed with the SEC;

"Fund" has the meaning ascribed thereto under "Corporate Structure – Name, Address and Formation";

"Heartland Hub" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"Horizon Pipeline" means the pipeline system and related facilities designed to deliver SCO from the Horizon Project into the Edmonton, Alberta area. See "Description of Pembina's Business and Operations – Oil Sands & Heavy Oil Business";

"Horizon Project" means CNRL's Horizon Oil Sands Project located approximately 70 kilometres north of Fort McMurray, Alberta;

"HVP" means high vapour pressure;

"Internal Preferred Shares" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Internal Preferred Shares";

"Kakwa Gas Plant" means the facility jointly owned by Jupiter Energy Limited and PGS Limited Partnership, each as to an undivided 50 percent interest, located at 01-35-060-05 W6M;

"MD&A" means Pembina's management's discussion and analysis for the year ended December 31, 2014, an electronic copy of which is available on Pembina's profile on the SEDAR website at www.sedar.com, and in Pembina's annual report on Form 40-F filed on the EDGAR website at www.sec.gov, or at www.pembina.com;

"Medium Term Note Indenture" means the indenture dated March 29, 2011 between Pembina, Pouce Coupé Pipe Line Ltd., Plateau Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Pembina Pipeline (an Alberta partnership), Pembina North Limited Partnership, Pembina West Limited Partnership, Pembina Oil Sands Pipeline L.P., Pembina Marketing Ltd., Pembina Midstream Limited Partnership, Pembina Gas Services Ltd., Pembina Gas Services Limited Partnership and Computershare Trust Company of Canada, as supplemented by the first supplemental note indenture dated April 2, 2012 between Pembina, Pembina NGL Corporation, 1598313 Alberta Ltd., Provident Infrastructure and Logistics LP, Provident Midstream Holdings GP ULC, Provident Midstream Inc., Provident GP Inc., Provident Facilities (NGL) Ltd., Provident Facilities (NGL) L.P., 1195714 Alberta Ltd., 1444767 Alberta Ltd., Provident Energy Pipeline Inc., Empress NGL Partnership, Kinetic Resources (LPG), Pro Holding Company, Provident Midstream (USA) Inc., Pro US LLC, Pro Midstream Company, Kinetic Resources (U.S.A.), Pro GP Corp., Pro LP Corp., Terraquest, Inc. and Computershare Trust Company of Canada, and as further supplemented by the second supplemental note indenture dated October 24, 2014 among Pembina, Pembina Prairie Facilities Ltd., Pembina Prairie Facilities Holdco Ltd. and Computershare Trust Company of Canada, providing for the issuance of the Medium Term Notes;

"Medium Term Notes" means, collectively, the Medium Term Notes, Series 1, the Medium Term Notes, Series 2, the Medium Term Notes, Series 3, the Medium Term Notes, Series 4, and the Medium Term Notes, Series 5;

"Medium Term Notes, Series 1" means the $250 million aggregate principal amount of medium term notes of Pembina issued March 29, 2011 that mature on March 29, 2021 and which bear interest at a fixed rate of 4.89 percent per annum. See "Description of the Capital Structure of Pembina – Medium Term Notes";

"Medium Term Notes, Series 2" means the $450 million aggregate principal amount of medium term notes of Pembina issued October 22, 2012 that mature on October 24, 2022 and which bear interest at a fixed rate of 3.77 percent per annum. See "Description of the Capital Structure of Pembina – Medium Term Notes";

"Medium Term Notes, Series 3" means the $200 million and $150 million aggregate principal amount of medium term notes of Pembina issued April 30, 2013 and February 2, 2015, respectively, that mature on April 30, 2043 and which bear interest at a fixed rate of 4.75 percent per annum. See "Description of the Capital Structure of Pembina – Medium Term Notes";

"Medium Term Notes, Series 4" means the $600 million aggregate principal amount of medium term notes of Pembina issued April 4, 2014 that mature on March 25, 2044 and which bear interest at a fixed rate of 4.81 percent per annum. See "Description of the Capital Structure of Pembina – Medium Term Notes";

"Medium Term Notes, Series 5" means the $450 million aggregate principal amount of medium term notes of Pembina issued February 2, 2015 that mature on February 3, 2025 and which bear interest at a fixed rate of 3.54 percent per annum. See "Description of the Capital Structure of Pembina – Medium Term Notes";

"Mitsue Pipeline" means the pipeline system and related facilities delivering condensate from Whitecourt, Alberta to Utikuma, Alberta for use as diluent for heavy oil;

"Musreau II" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"Musreau III" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"Musreau Deep Cut Facility" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2012";

"Musreau Gas Plant" means the Musreau A, Musreau C and Musreau D trains, owned 100 percent by PGS Limited Partnership, and the Musreau B train, jointly owned by ConocoPhillips Canada (BRC) Partnership and PGS Limited Partnership, each as to an undivided 50 percent interest, located at 04-25-062-06 W6M;

"NEB" means the National Energy Board;

"NEBC Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"NEBC Pipeline" means the pipeline system and related facilities delivering crude oil and condensate from northeastern British Columbia and northwestern Alberta to Taylor, British Columbia;

"NGL" means natural gas liquids, including ethane, propane, butane and condensate;

"Nipisi Pipeline" means the pipeline system and related facilities delivering blended heavy oil from Utikuma, Alberta to Edmonton, Alberta;

"Northern Pipeline" means the pipeline system and related facilities delivering NGL from Taylor, British Columbia to Fort Saskatchewan, Alberta;

"Northwest Pipeline" means the pipeline system and related facilities delivering crude oil from northeastern British Columbia to Boundary Lake, Alberta;

"NOVA Chemicals" means NOVA Chemicals Corporation;

"NYSE" means the New York Stock Exchange;

"Option Plan" means the stock option plan of Pembina approved by the Shareholders on May 26, 2011, as amended effective March 12, 2014;

"Peace Pipeline" means the pipeline system and related facilities delivering light crude oil, condensate, propane mix (C3+) and ethane mix (C2+) from northeastern British Columbia and northwestern Alberta to Edmonton, Alberta and to Fort Saskatchewan, Alberta;

"Pembina Nexus Terminal" or "PNT" means Pembina's terminalling and storage facilities located in the Edmonton, Alberta area and forming an integral part of the terminal connecting key infrastructure in the Edmonton-Fort Saskatchewan-Namao, Alberta area;

"Phase II Crude and Condensate Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2012";

"Phase II NGL Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2012";

"Phase III Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"PGS Limited Partnership" means Pembina Gas Services Limited Partnership, a limited partnership formed under the laws of the Province of Alberta that is a wholly–owned subsidiary of Pembina;

"Pouce Coupé Pipeline" means the pipeline system and related facilities delivering sweet crude oil and high vapour pressure hydrocarbon products from Dawson Creek, British Columbia to Pouce Coupé, Alberta

"Provident" means Provident Energy Ltd.;

"Provident Acquisition" has the meaning ascribed thereto under "Corporate Structure – Provident Acquisition";

"Provident Arrangement Agreement" has the meaning ascribed thereto under "Corporate Structure – Provident Acquisition";

"Provident Shares" means the common shares of Provident;

"Redwater Plant" means Pembina's 73 mbpd NGL fractionator and 7.8 mmbbls of finished product cavern storage at Redwater, Alberta;

"Resthaven Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"Resthaven Facility" means Pembina's combined shallow cut and deep cut NGL extraction facility with 200 MMcf/d (134 MMcf/d net to Pembina) of extraction capacity;

"RFS II" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"RFS III" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"Saturn II" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2013";

"Saturn I Facility" means Pembina's enhanced NGL extraction facility located in the Berland area of Alberta;

"SCADA" means supervisory control and data acquisition. See "Other Information Relating to Pembina's Business – Information and Communication Systems";

"SCO" means synthetic crude oil;

"SEC" means the United States Securities and Exchange Commission;

"SEEP" means the Saskatchewan Ethane Extraction Plant, Pembina's 60 MMcf/d deep cut gas processing facility that is currently under construction, located in southeast Saskatchewan;

"Senior Notes" means, collectively, the Series C Senior Notes and the Series D Senior Notes;

"Series 1 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 1 of Pembina, issued July 26, 2013. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 2 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 2 of Pembina, issuable on conversion of the Series 1 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 3 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 3 of Pembina, issued October 2, 2013. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 4 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 4 of Pembina, issuable on conversion of the Series 3 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 5 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 5 of Pembina, issued January 16, 2014. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 6 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 6 of Pembina, issuable on conversion of the Series 5 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 7 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 7 of Pembina, issued September 11, 2014. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 8 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 8 of Pembina, issuable on conversion of the Series 7 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series C Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures of Pembina issued November 24, 2010 and maturing November 30, 2020;

"Series C Senior Notes" means the $200 million aggregate principal amount of unsecured senior notes of Pembina issued September 30, 2006 and due September 30, 2021 and which bear interest at a fixed rate of 5.58 percent per annum;

"Series D Senior Notes" means the $267 million aggregate principal amount of unsecured senior notes of Pembina issued November 18, 2009 and due November 18, 2019 and which bear interest at a fixed rate of 5.91 percent per annum;

"Series E Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures maturing December 31, 2017 issued by Provident on November 1, 2010 and assumed by Pembina in April 2012 pursuant to the Provident Acquisition;

"Series F Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures maturing December 31, 2018 issued by Provident on April 29, 2011 and assumed by Pembina in April 2012 pursuant to the Provident Acquisition;

"Shareholders" means the holders of Common Shares;

"Swan Hills Pipeline" means the pipeline system and related facilities delivering light sweet crude oil from the Swan Hills area in Alberta, and from Acheson/Ellerslie in Alberta, to Edmonton, Alberta;

"Syncrude" means Syncrude Canada Ltd.;

"Syncrude Project" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived therefrom from the Athabasca oil sands, located near Fort McMurray, Alberta;

"Syncrude Pipeline" means the pipeline system and related facilities delivering SCO from the Syncrude Project into the Edmonton, Alberta area;

"Taylor to Boundary Lake Pipeline" means the pipeline and related facilities delivering sweet HVP hydrocarbon products from Taylor, British Columbia to Boundary Lake, Alberta;

"Terminal Agreement" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"throughput" means volume of product delivered through a pipeline;

"TSX" means the Toronto Stock Exchange;

"Vantage" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014;

"Vantage Acquisition" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"Vantage Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2015";

"Vantage Pipeline" means the HVP pipeline that links a growing supply of ethane from the North Dakota Bakken play to the petrochemical market in Alberta, originating from a large-scale gas plant in Tioga, North Dakota extending approximately 700 kilometres northwest, through Saskatchewan and terminating near Empress, Alberta, where it is connected to the Alberta Ethane Gathering System pipeline;

"West Coast Terminal" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2014";

"WCSB" means the Western Canadian Sedimentary Basin; and

"Western Pipeline" means the pipeline system and related facilities delivering crude oil from Taylor, British Columbia to Kamloops, British Columbia.

All dollar amounts set forth in this Annual Information Form are in Canadian dollars unless otherwise indicated. References to "$" or "C$" are to Canadian dollars and references to "US$" are to United States dollars. On February 25, 2015, the exchange rate based on the noon rate as reported by the Bank of Canada, was C$1.00 equals US$1.2419.

Except where otherwise indicated, all information in this Annual Information Form is presented as at the end of Pembina's most recently completed financial year, being December 31, 2014.

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the indicated meanings:

bbl and bbls	barrel and barrels, each barrel representing
34.972 Imperial gallons or 42 US gallons
mmbbls	millions of barrels
bpd	barrels per day
mbpd	thousands of barrels per day

mcf	thousands of cubic feet
MMcf/d	million cubic feet per day
boe	barrels of oil equivalent, using the conversion
factor of 6 mcf of natural gas being
equivalent to one bbl of oil
boe/d	barrels of oil equivalent per day
mboe/d	thousands of barrels of oil equivalent per day
bcf/d	billion cubic feet per day
km	kilometres

Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas: 1 bbl of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To convert from	To	Multiply by
bbls	cubic metres	0.59
cubic metres	bbls	6.293
miles	kilometres	1.609
kilometres	miles	0.621

NON–GAAP AND ADDITIONAL GAAP MEASURES

Pembina's audited consolidated financial information for the year ended December 31, 2014 may be found on Pembina's profile on the SEDAR website at www.sedar.com, and in Pembina's annual report on Form 40-F filed on Pembina's profile on the EDGAR website at www.sec.gov, are presented in compliance with International Financial Reporting Standards ("IFRS"), which have converged with Canadian generally accepted accounting principles ("GAAP"). Certain of the financial information included in such financial statements is contained within this Annual Information Form. Readers should also take note, however, that within this Annual Information Form the terms "net revenue" and "operating margin" are used to describe certain financial information of Pembina and that these terms are not defined by GAAP.

"Net revenue" is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of Pembina's businesses and to set comparable objectives.

"Operating margin" is an additional GAAP financial measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of Pembina's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of Pembina's success.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Readers should be cautioned that net revenue and operating margin should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

For more information with respect to financial measures which have not been defined by GAAP including reconciliations to the closest comparable GAAP measure, see the "Non–GAAP and Additional GAAP Measures" section of the MD&A, which is incorporated by reference herein.

FORWARD–LOOKING STATEMENTS AND INFORMATION

Certain statements contained in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). All forward-looking statements are based on Pembina's current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of its experience and its perception of historical trends. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "envision", "aim", "outlook", "propose", "goal", "envisions", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of the Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to, among other things, the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment dates and the tax treatment thereof;

•	planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;

•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;

•	treatment under governmental regulatory regimes including environmental regulations and related abandonment and reclamation obligations and stakeholder consultation requirements;

•	Pembina's strategy and the development and expected timing of new business initiatives, growth opportunities, and succession planning;

•	Pembina's strategy for payment of future abandonment costs and decommissioning obligations;

•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;

•	expected future cash flows, future contractual obligations, future financing options, availability of capital to fund growth plans, operating obligations and dividends, and the use of proceeds from financings;

•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•	operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	inventory and pricing in the North American liquids market;

•	decommissioning and abandonment obligations; and

•	competitive conditions and Pembina's ability to position itself competitively in the industry.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;

•	the success of Pembina's operations;

•	prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects;

•	expectations regarding participation in Pembina's DRIP;

•	future operating costs, including geotechnical and integrity costs;

•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•	interest and tax rates;

•	prevailing regulatory, tax and environmental laws and regulations; and

•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	reliance on key relationships and agreements;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;

•	failure to achieve the anticipated benefits and successful integration of acquisitions;

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;

•	fluctuations in operating results;

•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and

•	other risk factors as set out in this Annual Information Form under "Risk Factors".

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Formation

Pembina Pipeline Corporation is a corporation amalgamated under the ABCA. It is the successor to Pembina Pipeline Income Fund (the "Fund") following the completion of the reorganization of the Fund from an income trust structure to a corporate structure by way of plan of arrangement involving the Fund, Pembina and the holders of the Fund's trust units pursuant to which the trust was reorganized into Pembina on October 1, 2010. Pembina's principal and registered office is located at Suite 4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Provident Acquisition

On January 15, 2012, Pembina and Provident entered into an arrangement agreement (the "Provident Arrangement Agreement") pursuant to which Pembina agreed to acquire all of the outstanding Provident Shares by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Provident Acquisition"). The Provident Acquisition was completed on April 2, 2012. Holders of Provident Shares received 0.425 of a Common Share for each Provident Share held for a total consideration of 116,535,750 Common Shares. Under the Provident Acquisition, Pembina assumed all of the rights and obligations of Provident relating to the Series E Convertible Debentures and the Series F Convertible Debentures, which received a supplemental listing on the TSX under the symbols "PPL.DB.E" and "PPL.DB.F", respectively. See "Description of the Capital Structure of Pembina – Convertible Debentures".

In connection with the Provident Acquisition, the Common Shares were listed and began trading on the NYSE under the symbol "PBA" on April 2, 2012 and the Provident Shares were delisted from the NYSE.

Pursuant to the Provident Acquisition, Provident amalgamated with a wholly-owned subsidiary of Pembina and continued under the name "Pembina NGL Corporation". The acquired business forms a part of the Midstream business of Pembina.

For a further description of the Provident Acquisition, please refer to the business acquisition report of Pembina dated May 1, 2012, a copy of which was filed on Pembina's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Pembina's Subsidiaries

The following chart indicates Pembina's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest owned, or controlled or directed, directly or indirectly, by Pembina or its subsidiaries.

Principal Subsidiaries(1)	Jurisdiction of Incorporation/Organization	Ownership
Pouce Coupé Pipe Line Ltd.	Canada (Federal)	100%
Plateau Pipe Line Ltd.	Alberta	100%
Alberta Oil Sands Pipeline Ltd.	Alberta	100%
Pembina Marketing Ltd.	Alberta	100%
Pembina Gas Services Ltd.	Alberta	100%
Pembina Pipeline	Alberta	100%
Pembina Oil Sands Pipeline L.P.	Alberta	100%
Pembina Midstream Inc.	Alberta	100%
Pembina Midstream Limited Partnership	Alberta	100%
Pembina Gas Services Limited Partnership	Alberta	100%
Pembina NGL Corporation	Alberta	100%
Pembina Facilities NGL LP	Alberta	100%
Pembina Empress NGL Partnership	Alberta	100%
Pembina Resource Services Canada	Alberta	100%
Pembina Infrastructure and Logistics LP	Alberta	100%
Pembina Prairie Facilities Holdco Ltd.	Saskatchewan	100%
Pembina Prairie Facilities Ltd.	Saskatchewan	100%
Pembina Resource Services (U.S.A.)	Michigan, US	100%

(1)	Subsidiaries are omitted where, at Pembina's most recent financial year-end: (i) the total assets of the subsidiary do not exceed 10 percent of Pembina's consolidated assets; (ii) the revenue of the subsidiary does not exceed 10 percent of Pembina's consolidated revenue; and (iii) the conditions in (i) and (ii) would be satisfied if the omitted subsidiaries were aggregated, and the reference in (i) and (ii) changed from 10 percent to 20 percent.

Amended Articles

On March 27, 2012, Pembina filed articles of amendment under the ABCA to increase the maximum number of directors of Pembina from nine to eleven after receiving Shareholder approval for such amendment.

On May 13, 2013, Pembina filed articles of amendment under the ABCA to create a new class of shares, the Class A Preferred Shares, to change the designation and terms of the Internal Preferred Shares, and to increase the maximum number of directors of Pembina from eleven to thirteen, after receiving Shareholder approval for such amendments. On July 22, 2013, Pembina filed articles of amendment under the ABCA to create the Series 1 and Series 2 Class A Preferred Shares. On September 30, 2013, Pembina filed articles of amendment under the ABCA to create the Series 3 and Series 4 Class A Preferred Shares. On January 9, 2014 Pembina filed articles of amendment under the ABCA to create the Series 5 and Series 6 Class A Preferred Shares. On September 4, 2014 Pembina filed articles of amendment under the ABCA to create the Series 7 and Series 8 Class A Preferred Shares.

GENERAL DEVELOPMENTS OF PEMBINA

During the three-year period ending on December 31, 2014 and 2015 year-to-date Pembina continued to execute its business plan and advance its growth strategy as discussed below.

Developments in 2012

2012	January	Pembina announced that it had entered into an agreement to acquire all of the issued and outstanding common shares of Provident by way of a plan of arrangement under the ABCA to create an integrated company that would be a leading player in the North American energy infrastructure sector.

2012	January	Pembina reinstated the DRIP effective as of the January 25, 2012 record date and the corresponding dividend was paid on February 15, 2012. The DRIP was reinstated to help fund Pembina's ongoing capital program. See "Description of the Capital Structure of Pembina – Premium DividendTM and Dividend Reinvestment Plan".

2012	February	Mick Dilger was appointed to the position of President and Chief Operating Officer, effective February 15, 2012.

2012	February	The construction on the enhanced NGL extraction facility at the Musreau Gas Plant, including a new 205 MMcf/d NGL extraction facility and the related 10 km NGL sales pipeline connected to the Peace Pipeline (the "Musreau Deep Cut Facility"), was completed in 2011 and commissioning of the Musreau Deep Cut Facility occurred on February 15, 2012.

2012	March	Pembina entered into a new unsecured revolving credit facility of $800 million with a syndicate of Canadian banking institutions for a term of 5 years. Pembina increased the facility to $1.5 billion on closing the Provident Acquisition. See "Description of the Capital Structure of Pembina – Credit Facilities".

2012	March	The BCUC approved the terms of five-year transportation agreements negotiated between Pembina and the Western Pipeline shippers. In addition to allowing Pembina to earn a reasonable rate of return, the contracts allowed for direct flow through of all operating costs including upgraded integrity management program costs.

2012	April	The Provident Acquisition was completed effective April 2, 2012; the Common Shares were listed on the NYSE under the symbol "PBA"; and Pembina increased the monthly dividend on its Common Shares by 3.8 percent (from $0.13 per share per month to $0.135). See "Corporate Structure – Provident Acquisition" and "Description of the Capital Structure of Pembina – Convertible Debentures".

2012	April	In July 2002, Pembina issued $100 million aggregate principal amount of senior secured notes due 2017 and bearing interest at 7.38 percent per annum on a private placement basis, which were redeemed by Pembina on April 30, 2012.

2012	May	Pembina expanded the capacity on the Drayton Valley Pipeline by completing the refurbishing of the Calmar booster station which resulted in an additional 50,000 bpd and increased system capacity to approximately 190,000 bpd.

2012	September	Pembina completed and commissioned an 8,000 bpd expansion at the Redwater Plant.

2012	September	Pembina brought a fee-for-service cavern storage facility on stream at the Redwater Plant.

2012	September	The expansion of the Musreau Gas Plant's shallow cut gas processing capability by 50 MMcf/d was completed in August 2012 and was placed into service on September 13, 2012. Pembina entered into contracts with a minimum term of five years with area producers for the entire capacity of the expansion on a fee-for-service basis.

2012	October	On October 22, 2012, Pembina issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 2 pursuant to a pricing supplement under its 2010 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated October 17, 2012. The notes have a fixed interest rate of 3.77 percent per annum, paid semi-annually, and will mature on October 24, 2022. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 2 to repay a portion of Pembina's then-existing credit facilities. See "Description of the Capital Structure of Pembina – Medium Term Notes".

2012	October	Construction started on a joint venture full-service terminal in the Judy Creek, Alberta area which will focus on emulsion treating (separating oil from impurities to meet shipping quality requirements), produced water handling and water disposal.

2012	October	Pembina commenced construction on the Saturn I Facility and Resthaven Facility.

2012	November	Pembina announced plans to significantly expand NGL, crude oil and condensate throughput capacity on the Peace Pipeline and Peace/Northern NGL System. Expansion plans included increasing crude and condensate capacity on the Peace Pipeline by 55,000 (the "Phase II Crude and Condensate Expansion") and increasing NGL capacity on the Peace/Northern NGL System by 53,000 bpd (the "Phase II NGL Expansion").

Developments in 2013

2013	February	On February 22, 2013, Pembina filed the 2013 Base Shelf Prospectus with the securities commissions or similar regulatory authorities in each of the Provinces of Canada.

2013	February	Pembina announced it reached its contractual threshold to proceed with its previously announced Phase II Crude and Condensate Expansion. Pembina expects the total cost of Phase II Crude and Condensate Expansion to be approximately $250 million (including the mainline expansion and tie-ins). Once complete, this expansion is expected to increase capacity on the Peace Pipeline to 250,000 bpd. The Phase II Crude and Condensate Expansion is underpinned by long-term, fee-for-service agreements with area producers. The combination of the Phase I and Phase II Crude and Condensate Expansions were expected to increase capacity by 61 percent from the then current levels.

2013	March	Pembina announced plans to proceed with an expansion of its existing NGL infrastructure at a combined capital cost of approximately $1 billion. The expansion comprises three components along the NGL value chain, including (a) the twinning of the Saturn I Facility at a capital cost of approximately $170 million ("Saturn II"), (b) the twinning of the Redwater Plant at a capital cost of approximately $415 million ("RFS II"), and (c) the previously announced Phase II NGL Expansion at a capital cost of approximately $415 million.

2013	March	Pembina announced an open season to determine industry interest in a future expansion of its crude oil, condensate and NGL pipelines in northwest Alberta.

2013	March	On March 21, 2013, Pembina completed a bought deal offering of 11,206,750 Common Shares at a price of $30.80 per Common Share pursuant to a prospectus supplement dated March 14, 2013 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of approximately $345 million. Pembina used the net proceeds from the sale of the Common Shares to reduce short-term indebtedness of Pembina under its then-current credit facilities and for general corporate purposes.

2013	May	Pembina filed amended articles to: (i) create the Class A Preferred Shares; (ii) change the designation and terms of the Internal Preferred Shares; and (iii) increase the maximum number of directors of Pembina from 11 to 13.

2013	April	On April 30, 2013, Pembina issued and sold $200 million aggregate principal amount of Medium Term Notes, Series 3 pursuant to a pricing supplement under its 2013 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated April 24, 2013. The notes have a fixed interest rate of 4.75 percent per annum, paid semi-annually, and will mature on April 30, 2043. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 3 to repay a portion of Pembina's existing Credit Facilities. See "Description of the Capital Structure of Pembina – Medium Term Notes".

2013	June	Pembina announced that it had entered into an Engineering Support Agreement ("ESA") for a diluent and diluted bitumen pipeline system (the "Cornerstone Pipeline") associated with a third party's enhanced oil recovery developments in northeast Alberta.

2013	July	On July 26, 2013, Pembina completed a bought deal offering of 10,000,000 Series 1 Class A Preferred Shares at a price of $25.00 per Series 1 Class A Preferred Share pursuant to a prospectus supplement dated July 19, 2013 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $250 million. Pembina used the net proceeds from the sale of Series 1 Class A Preferred Shares to partially fund capital projects, to reduce short-term indebtedness of Pembina under its then-current credit facilities and for other general corporate purposes. See "Description of the Capital Structure of Pembina – Class A Preferred Shares".

2013	July	On July 31, 2013, Pembina announced that it had secured long-term, fee-for-service agreements with a third party for the use of an underground storage cavern at Pembina's Redwater Plant, and that it plans to upsize certain facilities associated with RFS II to accommodate the future development of a third 55,000 bpd propane-plus fractionator at Redwater ("RFS III");

2013	August	Pembina announced that it plans to construct, own and operate a new 100 MMcf/d shallow cut gas plant and associated NGL and gas gathering pipelines near its existing Musreau Gas Plant in west central Alberta ("Musreau II"), at an expected capital cost of $110 million. Musreau II is underpinned by long-term contracts with area producers for 100 percent of the facility's capacity.

2013	August	On August 9, 2013, Pembina announced that its Board of Directors approved a 3.7 percent increase in its monthly Common Share dividend rate from $0.135 per Common Share to $0.14 per Common Share.

2013	September	Pembina announced on September 3, 2013 that it acquired a site in the Alberta industrial heartland for approximately $20 million, featuring an existing rail system and utility infrastructure to support the future development of rail, terminalling and storage facilities (the "Heartland Hub"). The Heartland Hub is in close proximity to major oil sands pipeline rights-of-way, existing crude oil and petrochemical infrastructure and Pembina's Redwater Plant.

2013	September	Pembina announced on September 16, 2013, plans to proceed with a $115 million expansion of its Peace Pipeline System between Simonette and Fox Creek, Alberta.

2013	October	The Saturn I Facility was placed into service. The Saturn I Facility is connected to Talisman Energy Inc.'s Wild River and Bigstone gas plants through existing and newly constructed gas gathering lines. The Saturn I Facility has a gross capacity of 200 MMcf/d and 13,500 bpd of NGL extraction capability. Pembina also completed an NGL pipeline lateral to transport the extracted NGL from the Saturn I Facility to the Peace Pipeline.

2013	October	On October 2, 2013, Pembina completed a bought deal offering of 6,000,000 Series 3 Class A Preferred Shares at a price of $25.00 per Series 3 Class A Preferred Share pursuant to a prospectus supplement dated September 25, 2013 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $150 million. Pembina used the net proceeds from the sale of Series 3 Class A Preferred Shares to partially fund capital projects, to reduce short-term indebtedness of Pembina under its then-current credit facilities and for other general corporate purposes. See "Description of the Capital Structure of Pembina – Class A Preferred Shares".

2013	December	Pembina completed construction on the Phase I NGL Expansion and the Phase I Crude and Condensate Expansion.

2013	December	Pembina announced that pursuant to its previously announced open season in March 2013, it had reached binding commercial agreements to proceed with constructing approximately $2 billion in pipeline expansions, underpinned by long-term, fee-for-service agreements with 30 customers in Pembina's operating areas (the "Phase III Expansion"). The Phase III Expansion will follow and expand upon certain segments of Pembina's existing pipeline systems from Taylor, British Columbia southeast to Edmonton, Alberta. With the Phase III Expansion, Pembina revised its 2014 capital budget to approximately $1.7 billion.

Developments in 2014

2014	January	Bob Michaleski, Pembina's former President and Chief Executive Officer, retired effective December 31, 2013 and Mick Dilger, formerly President and Chief Operating Officer, assumed the role of Chief Executive Officer effective January 1, 2014 and also joined Pembina's board of directors.

2014	January	On January 16, 2014, Pembina completed a bought deal offering of 10,000,000 Series 5 Class A Preferred Shares at a price of $25.00 per Series 5 Class A Preferred Share pursuant to a prospectus supplement dated January 9, 2014 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $250 million. Pembina used the net proceeds from the sale of Series 5 Class A Preferred Shares to partially fund its 2014 capital budget, to reduce indebtedness of Pembina under its then-current credit facilities and for other general corporate purposes. See "Description of the Capital Structure of Pembina – Class A Preferred Shares".

2014	February	On February 26, 2014, Pembina announced that the Chairman of the Board, Lorne Gordon, would step down effective April 1, 2014 and that Randall Findlay would assume the role of Chairman of the Board effective the same day.

2014	April	Pembina was added to the S&P/TSX 60.

2014	April	On April 4, 2014, Pembina issued and sold $600 million aggregate principal amount of Medium Term Notes, Series 4 pursuant to a pricing supplement under its 2013 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated April 1, 2014. The notes have a fixed interest rate of 4.81 percent per annum, paid semi-annually, and will mature on March 25, 2044. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 4 to repay certain long-term debt as well as to fund Pembina's capital program and for other general corporate purposes.

2014	May	Pembina announced that it had reached binding commercial agreements to proceed with constructing RFS III and a new HVP pipeline lateral that would extend the gathering potential of its Brazeau/Caroline Pipeline in the Willesden Green area of south-central Alberta, at an expected capital cost of approximately $400 million (including associated caverns and capital previously announced for the RFS III pre-build) for RFS III, and $60 million for the HVP lateral.

2014	August	On August 6, 2014, Pembina placed its previously announced pipeline expansion between Simonette and Fox Creek into service.

2014	September	On September 2, 2014, Pembina announced that it had entered into an agreement (the "Terminal Agreement") with the Port of Portland, Oregon to enable the development of Pembina's planned West Coast propane export terminal project (the "West Coast Terminal"). The Terminal Agreement set forth the terminal site, including an existing marine berth, located within the city of Portland for the development of the West Coast Terminal, and also outlined the material commercial lease terms for the West Coast Terminal, subject to Pembina and the Port entering into definitive agreements, and the receipt of all environmental and regulatory permits and approvals necessary for the development of the West Coast Terminal.

2014	September	On September 4, 2014, Pembina announced that it had filed the necessary regulatory applications with the AER for its Fox Creek, Alberta to Namao Junction, Alberta segment of its previously announced Phase III Expansion.

2014	September	On September 10, 2014, Pembina announced plans to expand its previously announced Phase III Expansion by constructing a new 16" diameter pipeline from Fox Creek, Alberta into Namao, Alberta and a new 12" diameter pipeline from Wapiti, Alberta into Kakwa. Pembina has since increased the size of the Wapiti to Kakwa pipeline from a 12" to a 24" diameter pipeline, at a combined estimated capital cost of approximately $435 million, bringing total estimated capital costs for the Phase III Expansion to $2.44 billion.

2014	September	On September 11, 2014, Pembina completed a bought deal offering of 10,000,000 Series 7 Class A Preferred Shares at a price of $25.00 per Series 7 Class A Preferred Share pursuant to a prospectus supplement dated September 4, 2014 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $250 million. Pembina used the net proceeds from the sale of Series 7 Class A Preferred Shares to help fund a portion of the cash consideration for the Vantage Acquisition (as defined below), which closed on October 24, 2014, as well as to fund a portion of the remainder of the Company's 2014 capital expenditure program and for general corporate purposes. See "Description of the Capital Structure of Pembina – Class A Preferred Shares".

2014	September	On September 25, 2014, Pembina announced that it had been informed by Statoil that Statoil's Cornerstone oil sands project had been deferred for an indeterminate period of time, and as a result the ESA for the Cornerstone Pipeline expired at the end of September and no additional capital would be spent on the pipeline project.

2014	September	On September 30, 2014, Pembina announced that Thomas W. Buchanan had tendered his resignation from Pembina's Board of Directors.

2014	October	On October 6, 2014, Pembina placed the Resthaven Facility into service.

2014	October	On October 7, 2014, Pembina announced that Anne-Marie Ainsworth had been appointed to Pembina's Board of Directors.

2014	October	On October 9, 2014, Pembina announced plans to proceed with construction of the Canadian Diluent Hub ("CDH"), a large-scale condensate and diluents terminal at its Heartland Hub site near Fort Saskatchewan, Alberta, initially including 600,000 barrels of above ground storage, multiple inbound and outbound pipeline connections, plus associated pumping and metering facilities, at an estimated capital cost of $350 million. In anticipation of future customer demand and as part of an anticipated second phase of development, Pembina also completed detailed engineering studies for the construction of additional rail facilities and underground cavern storage development.

2014	October	On October 10, 2014, Pembina announced that it had entered into commercial agreements to proceed with an expansion of the Company's Resthaven Facility and to build, own and operate a gas gathering pipeline that would deliver gas into the Resthaven Facility, at a total estimated capital cost of $170 million (the "Resthaven Expansion").

2014	October	On October 24, 2014, Pembina announced that it had closed the acquisition of the Vantage Pipeline and Mistral Midstream Inc.'s interest in SEEP, through the acquisition of all of the equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP (collectively, "Vantage") and Mistral Midstream Inc. (the "Vantage Acquisition") for total consideration of $733 million (US$653 million). Consideration for the transaction consisted of cash of $217 million (US$193 million), the issuance of 5.61 million Common Shares of the Company valued at $266 million (US$237 million), and repayment of Vantage's bank indebtedness of $250 million (US$223 million) at closing. The fair value of the Common Shares issued was based on the TSX listed share price on the closing date of the acquisition.

2014	November	On November 11, 2014, Pembina announced that it had entered into binding agreements to proceed with a $210 million expansion to Pembina's pipeline infrastructure in northeast British Columbia (the "NEBC Expansion"), which will transport condensate and NGL for various producers in the Montney resource play.

2014	November	On November 27, 2014, Pembina announced plans to construct a new facility and expand its gas processing capacity at the Musreau Gas Plant by 100 MMcf/d ("Musreau III") for an estimated capital cost of $105 million.

2014	December	On December 17, 2014, Pembina placed the Musreau II facility into service, ahead of the previously scheduled in-service date of first quarter 2015.

2014	December	Pembina announced its capital spending plan of approximately $1.9 billion for 2015 directed mainly at multi-year execution projects that have in-service dates ranging up to mid-2017.

2015 Year to Date Developments

2015	January	Peter Robertson, Pembina's former Senior Vice President and Chief Financial Officer, retired effective December 31, 2014 and Scott Burrows was promoted to the position of Vice President, Finance and Chief Financial Officer effective January 1, 2015.

2015	January	On January 15, 2015, Pembina announced that Gordon J. Kerr had been appointed to Pembina's Board of Directors.

2015	February	On February 2, 2015, Pembina issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 5 and $150 million aggregate principal amount of its Medium Term Notes, Series 3, through a re-opening, pursuant to two pricing supplements dated January 28, 2015 under its 2013 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated April 24, 2013. The Medium Term Notes, Series 5 have a fixed interest rate of 3.54 percent per annum, paid semi-annually, and will mature on February 3, 2025. Pembina used the net proceeds from the sale of the notes to reduce short-term indebtedness of Pembina under its Credit Facilities as well as to fund Pembina's capital program and for other general corporate purposes.

2015	February	On February 10, 2015, the Company announced that it had entered into agreements to expand the Vantage Pipeline (the "Vantage Expansion") for an estimated capital cost of $85 million. The Vantage Expansion entails increasing Vantage's mainline capacity from 40,000 bpd to approximately 68,000 bpd through the addition of mainline pump stations and the construction of a new 80 km, 8" gathering lateral.

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS

Pembina's Business Objective and Strategy

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its business in a safe, environmentally responsible manner that is respectful of community stakeholders. Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its Common Shares and quarterly dividends on its Class A Preferred Shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services.

•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability.

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves.

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Overview of Pembina's Business

There are three general sectors in the oil and gas industry: "upstream", "midstream" and "downstream". The upstream sector encompasses exploration for and production of hydrocarbon liquids in their raw forms. In the midstream sector, hydrocarbon products are gathered, processed, transported and marketed to the downstream sector. The downstream sector consists of refiners, end-use customers, local distributers and wholesalers.

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. Pembina also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain. The business segments of Pembina are grouped for functional, geographic and accounting purposes into four categories, described in their respective sections: Conventional Pipelines; Oil Sands & Heavy Oil; Gas Services; and Midstream.

Operations Overview

The following map illustrates Pembina's assets:

The net revenue contribution from each of Pembina's four businesses in 2014 was divided as follows:

The following table sets forth certain financial and operating highlights for 2014, 2013 and 2012.

Financial and Operating Highlights

(in $ millions unless otherwise noted)

	Conventional Pipelines			Oil Sands & Heavy Oil (2)			Gas Services						Midstream(3)			Total(5) (6)
	2014	2013	2012	2014	2013	2012	2014		2013		2012		2014	2013	2012	2014	2013	2012
Average volume (mbpd, except as otherwise indicated)	575	492	456	880	880	870	86	(4)	53	(4)	46	(4)	119	109	98	1,660	1,534	1,470
Revenue	513	411	339	204	195	172	165		121		88		5,259	4,346	2,847	6,069	5,006	3,427
Net Revenue(1)	513	411	339	204	195	172	165		121		88		587	580	353	1,469	1,306	952

Operating expenses	211	162	130	68	64	55	58		43		29		69	91	60	406	360	274

Realized gain (loss) on commodity-related derivative financial instruments		2											10	(3)	(5)	10	(1)	(5)
Operating margin(1)	302	251	209	136	131	117	107		78		59		528	486	288	1,078	949	676

Notes:

(1)	See "Non–GAAP and Additional GAAP Measures".
(2)	Revenue is contract-based and independent of utilization rates, therefore volumes reported are contracted capacity.
(3)	Midstream revenue is net of $4,672 million in cost of goods sold, net of product purchases for 2014 (2013: $3,767 million; 2012: $2,494 million). Average volume in Midstream represents NGL sales volumes.
(4)	Average volume for Gas Services is in mboe/d, which is converted from MMcf/d at a ratio of 6:1. Average MMcf/d processed in 2014 was 515 (2013: 319 MMcf/d; 2012: 275 MMcf/d).
(5)	Not including corporate recoveries of $18 million for 2014 (2013: $3 million; 2012: $3 million).
(6)	Includes corporate and intersegment eliminations.

Further discussion of operational results and new developments and outlook for Pembina's four business segments for the years ended December 31, 2014 and 2013 is contained in the section "Operating Results" in the MD&A, which section is incorporated by reference herein.

Conventional Pipelines Business

Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,800 km pipeline network that extends across much of Alberta and parts of British Columbia. In addition, the recently acquired Vantage Pipeline transports specification ethane from gas plants in North Dakota and Saskatchewan to Empress, Alberta, where it is delivered onto a third party pipeline. The primary objectives of this business are to provide safe, responsible and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Major Customers

There are approximately 50 shippers (including many major shippers of petroleum products in western Canada) on the conventional pipeline systems owned and operated by Pembina. The major delivery points include the Enbridge Pipeline system, the Express Pipeline system (Pembina does not deliver here directly), the Alberta Ethane Gathering System, the Kinder Morgan North 40 terminal and the TransMountain pipeline system in Edmonton, Alberta, the refineries in the Edmonton area as well as the NGL fractionators near Fort Saskatchewan, Alberta. Deliveries are also made to Husky Energy Inc.'s refinery in Prince George, British Columbia and to the TransMountain pipeline system at Kamloops, British Columbia.

Contractual Arrangements

The contracts within Pembina's Conventional Pipelines business are fee-for-service in nature, but vary in their structure as follows:

Legacy Contracts

Capacity on the Alberta Pipelines that has not been secured under the "Current Contracting" structure described below is secured under fee-for-service, evergreen-style contracts that allow Pembina to adjust tolls for actual volumes, expenses and capital expenditures on a periodic basis. These contracts do not require Pembina to guarantee a specified amount of dedicated pipeline capacity for a customer. Rather, customers nominate volumes on a monthly basis and tariffs are set by receipt and delivery points.

Pembina's B.C. Pipelines are operated under a cost-of-service methodology whereby Pembina is able to flow through the actual operating costs of the systems to shippers while recovering an acceptable return on invested capital.

Current Contracting

During 2012, 2013 and 2014, Pembina focused on securing several expansions of and the majority of base volumes on its Peace and Northern Pipeline systems under a revised contractual structure. Under these arrangements, service tariffs are set under the contract and customers receive a firm amount of pipeline capacity for the transportation of their product. Through this process, the significant majority of the NGL product transported on the Peace and Northern Pipeline systems was contracted under long-term, take-or-pay agreements that provided customers with firm-service. The crude oil and condensate system expansions were initially contracted under arrangements that were not firm-service in nature. In the second half of 2014, due to customer demand, Pembina converted a significant majority of the existing and expansion capacity for crude oil and condensate on the Peace Pipeline system to firm-service, take-or-pay agreements. The Phase III Expansion, including the additional capital for the project announced in 2014, was backstopped by firm-service, take-or-pay agreements averaging ten years in length.

Competitive Environment

Competition among existing crude oil, condensate and NGL pipelines is based primarily on the cost of transportation, access to supply, the quality and reliability of service, contract carrier alternatives, and proximity and access to markets.

Pembina's Conventional Pipelines are feeder pipelines that move products from batteries, processing facilities and storage tanks in the field to markets and export pipelines primarily in the Edmonton/Fort Saskatchewan, Alberta, area. Given that the majority of Pembina's pipelines in its Conventional Pipelines business are connected to existing oil batteries and infrastructure, existing volumes generally remain connected to the pipeline system until it is uneconomical for Pembina to provide transportation services, in which case the connection may be discontinued and the producer may truck volumes to an alternate delivery point. Due to the duration of Pembina's service tenure, the complex nature of its systems and high levels of customer service, it is difficult for a competitor to replicate the service offering that Pembina provides. Pembina's Phase III Expansion contracting process evidenced that customers are satisfied with Pembina's service offering as such customers contracted with Pembina even though there was significant competition for the project.

Unlike connected facilities, unconnected volumes of product are typically trucked to the most competitive truck unloading facility, and there is direct competition from pipelines serving the same area. With respect to trucked volumes, the means by which a producer determines transport of its product is only partially based on tariffs; it is also based on whether the volumes need some form of treatment to meet pipeline specifications, as well as commercial competition to move volume based on blending opportunities. Pembina owns 17 truck terminals across its Conventional Pipelines systems (these form part of the Midstream business), three of which are capable of emulsion treatment and water disposal, to assist in aggregating unconnected volumes onto its systems. There are several other pipelines which compete on this basis in certain of Pembina's operating areas. For example, the Alliance Pipeline, a natural gas gathering and pipeline system which transports NGL-rich natural gas from northeastern British Columbia through northwestern Alberta to Chicago, Illinois, competes for the volumes of NGL carried on Pembina's Peace/Northern NGL System. Other examples of competing pipelines include the Rainbow Pipeline and the Rangeland Pipeline, which compete with Pembina's pipelines north and south of Edmonton, Alberta for crude oil and condensate volumes.

Producer activity focused on NGL development continues to be strong in the Deep Basin Cretaceous, Montney and Duvernay resource plays served by Pembina's Peace and Northern Pipelines. Continued crude oil and condensate development in the vicinity of Pembina's Peace Pipeline has materially increased future volume forecasts as well. Pembina has successfully been able to leverage its existing assets to provide incremental new capacity in these areas. This is evidenced by Pembina's numerous pipeline expansion projects, which are underpinned by long-term, fee-for-service contracts with area producers. These fee-based contracts are only exposed to volume fluctuations above take-or-pay commitments, providing a very stable cash flow. There is no direct commodity price exposure associated with this type of contract.

A delay in the development of downstream processing, transportation and end-user facilities may also impact the future development and profitability of Pembina's Conventional Pipeline systems. The Edmonton, Alberta area NGL fractionation capacity may need to be expanded to process the forecasted incremental NGL volumes. Pembina is working diligently to address the potential longer-term capacity shortfall with its RFS II and RFS III fractionators, both of which are currently under construction. Further, Alberta crude oil and NGL export transportation will require increased capacity to accommodate forecasted volumes from Pembina and third party feeder pipeline systems. Limited ethylene cracking capacity may also dampen ethane demand and hinder additional expansion of Pembina's NGL pipeline systems.

Other Information – Industry Regulations

The feeder pipeline industry in Alberta is regulated by the AER. Once a permit to construct the pipeline is issued by the AER, subject to the licensing of operational matters or a common carrier declaration, the pipeline is free to establish tariffs in a competitive environment. Tariffs are established under contracts of varying terms and conditions and are also posted by location. Posted tariffs generally can be adjusted to respond to changing volumes, costs and market circumstances. Contracted tariffs can also be adjusted, where permitted by the terms of the contract, for such things as changes in power costs, municipal taxes, environmental, integrity and safety costs. Pipeline customers have recourse to the AER, with respect to pipeline access and discrimination among customers, if they can establish that the pipeline should be declared to be a common carrier. Once declared a common carrier, the AER has the authority to set rates for the pipeline. No pipeline owned by Pembina in the province of Alberta has ever been declared to be a common carrier. Tariffs for all of Pembina's Alberta Pipelines are generally established to recover all costs and earn a reasonable rate of return on the investment in its pipelines.

The tariffs on the majority of the B.C. Pipelines are regulated by the BCUC. The BCUC approves tariffs for common carriers and regulates others on a complaints basis.

Pipeline companies which own and/or operate interprovincial or international pipelines fall under the NEB's jurisdiction. Certain pipelines owned by Pembina's subsidiary, Pouce Coupé Pipeline Ltd., including the Northwestern System, the Northern System and the Pouce Coupé System, are regulated by the NEB. Additionally, Pembina's Taylor to Boundary Lake Pipeline, which is owned by Pembina Energy Services Inc., a wholly-owned subsidiary of Pembina, and the Vantage Pipeline system, which is owned by Pembina Prairie Facilities Ltd., a wholly-owned subsidiary of Pembina, are also regulated by the NEB.

Under NEB regulations, pipeline companies are divided into two groups. Group 1 consists of the major pipeline companies which are subject to ongoing regulatory oversight by the NEB. The other pipeline companies under the jurisdiction of the NEB, not included in Group 1, have been classified as Group 2. Each of Pembina's three subsidiaries that own NEB regulated pipelines is regulated as a Group 2 company by the NEB. For these pipeline systems, the NEB only reviews the tariffs if a customer files a formal complaint concerning the tariffs. There have been no complaints to the NEB about tariffs on these systems for as long as Pembina has owned and operated them.

Pembina is also subject to requirements relating to pipeline abandonment on its NEB regulated pipelines. According to the NEB Reasons for Decision RH-2-2008, which set out the guiding principles and considerations that would be used to set aside funds for pipeline abandonment for pipelines under the NEB's jurisdiction, a five-year action plan for NEB-regulated companies to follow was established. During this five-year period, the NEB issued Hearing Order MH-001-2013 to convene an oral public hearing to consider NEB regulated companies' proposals on how to collect abandonment funds and the mechanisms proposed for abandonment fund collection.

In May, 2014, the NEB issued its MH-001-2013 Reasons for Decision which set out that by January 1, 2015, all NEB-regulated companies must have a set-aside mechanism in place to begin accumulating funds to pay for pipeline abandonment. The Northwest Pipeline, Northern Pipeline and Pouce Coupé Pipeline's proposed abandonment fund trust agreements were approved on December 10, 2014, and Pembina filed letters of credit to secure abandonment funds for each of the Taylor to Boundary Lake Pipeline and the Vantage Pipeline on December 23, 2014. See "Risk Factors – Risks Inherent in Pembina's Business – Abandonment Costs."

Oil Sands & Heavy Oil Business

Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for the Syncrude Project (via the Syncrude Pipeline) and the Horizon Project (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Major Customers

The major shippers on Pembina's oil sands, heavy oil and diluent pipelines are CNRL, Syncrude and Cenovus. Pembina's oil sands and heavy oil pipelines provide dedicated service under long-term contracts.

Contractual Arrangements

Pembina's Syncrude Pipeline has a capacity of 389,000 bpd and is fully contracted to the owners of Syncrude under a cost-of-service, extendable, long-term agreement that expires at the end of 2035.

Pembina's Cheecham Lateral has a capacity of 136,000 bpd and is fully contracted to shippers under the terms of a 25-year fixed return extendable agreement that expires in 2032.

The Horizon Pipeline is fully contracted to CNRL and has an ultimate capacity of 250,000 bpd (with the addition of pump stations). The Horizon Pipeline is operated under the terms of a 25-year fixed return contract, which extends to 2034.

The Nipisi Pipeline and Mitsue Pipeline are contracted by CNRL, Cenovus and Pembina Midstream Limited Partnership under a 10-year fixed return agreement which commenced in 2011. This contract also has extension and expansion rights.

Competitive Environment

Current weakness in crude oil prices and export constraints have the potential to negatively impact development of oil sands and heavy oil reserves in the WCSB. However, in the long-term, producers are expected to continue to develop and execute on oil sands and heavy oil projects with a focus on shipping bitumen and heavy oil blends to market rather than upgrading these products locally. Consequently, Pembina believes expansion of existing condensate and synthetic crude diluent supply infrastructure as well as blended bitumen and heavy oil pipeline delivery systems will be required in the future. See "Risk Factors – Reserve Replacement, Throughput and Product Demand."

Given the long-term nature of oil sands and heavy oil investments, most pipelines serving existing production are underpinned by long-term transportation agreements. Competition primarily arises with respect to incremental supply that requires additional pipeline capacity. In some cases, existing pipeline companies have under-utilized assets which can be re-purposed to suit a customer's needs, giving them a competitive advantage when bidding for new projects. In other cases, where construction of significant new infrastructure is required, pipeline companies compete for these opportunities based primarily on their operating expertise, cost of capital and commercial flexibility.

Pembina expanded its Nipisi and Mitsue Pipeline systems commencing in 2013, through the addition of pump stations, increasing capacity on the Nipisi Pipeline from 95,000 bpd to 105,000 bpd and on the Mitsue Pipeline from 18,000 bpd to 22,000 bpd, improving its competitive advantage in the areas served by those lines.

Gas Services Business

Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically-positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported on Pembina's Conventional Pipelines. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes four shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau II Facility and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 525 MMcf/d of processing capacity (468 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity (net to Pembina). The Cutbank Complex also includes approximately 350 km of gathering pipelines.

•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.

•	Pembina's Resthaven Facility – located near Resthaven, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of extraction capacity.

These facilities are connected to Pembina's Peace Pipeline system. The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta.

Major Customers

Gas Services has approximately 50 customers, including multi-national oil and gas companies as well as independent producers. Gas Services processes customers' natural gas at Pembina's owned and operated Cutbank Complex, Saturn and Resthaven facilities and delivers the natural gas to the TransCanada pipeline system and the NGL to the Pembina-owned and operated Peace Pipeline system.

Contractual Arrangements

Under the contractual arrangements with producers associated with the Cutbank Complex, Saturn and Resthaven facilities, Pembina is largely protected from the impact of market fluctuations in the price of natural gas and NGL. The gathering and processing business is based on charging fees to customers on the volume of raw gas that is gathered and/or processed through its facilities and the fees are based on a fixed-fee-for-service methodology. The contracts associated with the Gas Services business comprise a mixture of firm and interruptible service contracts of varying durations. The contractual fee structure incorporates a capital fee based on functional unit usage, as well as provisions for the recovery of operating costs and overhead recoveries.

Of Pembina's total processing capacity associated with these facilities, 91 percent of the Cutbank Complex (including the recently completed Musreau II Facility), 100 percent of the Saturn I Facility and 90 percent of the Resthaven Facility are contracted on a firm-service basis. Many of these firm-service contracts incorporate a take-or-pay or fee for non-delivery commitment which allows the processor to manage capacity utilization and revenue risk. In 2014, approximately 75 percent of the revenue from these facilities were protected under contracts containing take-or-pay commitments. Any capacity that is not utilized on a firm-service basis is provided to area producers on an interruptible basis.

Gas Services development projects, including Saturn II, the Resthaven Expansion, SEEP and Musreau III also have a significant portion of their operating capacity secured under long-term, take-or-pay arrangements.

Competitive Environment

Gas producers continued to focus their development on liquid-rich plays during 2014 while NGL prices remained relatively more attractive than dry gas prices. Land positions are being amassed by producers in the Deep Basin/liquid-rich gas regions of British Columbia and Alberta, which continues to support Pembina's Gas Services expansion plans.

With its existing assets, Pembina is able to process gas, extract valuable NGL from the gas and transport the NGL through its conventional pipelines to its fractionation facility at its Redwater Plant in Fort Saskatchewan, Alberta, where Pembina is then able to separate the component parts of the NGL stream for end-users. With its integrated service offering along the NGL value chain and substantial gas processing plant construction experience, Pembina believes it is strongly positioned compared to other NGL service providers to capture new business proximal to its existing operating areas. Evidence of this is Pembina's continuing ability to secure new projects, such as Saturn II, Musreau III and the Resthaven Expansion.

Gas processing infrastructure requirements are largely driven by commodity prices, particularly crude oil benchmark prices as they relate to natural gas prices. In times where gas prices are relatively low and crude oil prices are relatively high, producers are incentivized to extract as much NGL out of the raw gas stream as possible, as NGL prices are benchmarked off of crude oil versus natural gas. During times when crude oil prices (and in turn, NGL prices) are lower, producers may opt to leave more liquids entrenched within their raw gas. Pembina is flexible to offer facilities with varying degrees of liquids extraction capability to support customers in a variety of market conditions.

Midstream Business

Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets comprise 17 truck terminals (including three capable of emulsion treatment and water disposal), and terminalling at downstream hub locations at the PNT, which features storage, crude-oil-by-rail services and terminal connectivity. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 mmbpd of crude oil and condensate supply connected to the terminal; and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in British Columbia.; a 73 mbpd NGL fractionator and 7.9 mmbbls of finished product cavern storage at the Redwater Plant in Redwater, Alberta; and third party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater Plant is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.

o	The Empress East NGL system ("Empress East") includes 2.3 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors – Risks Inherent in Pembina's Business – Midstream Business – Market Risk".

Crude Oil Midstream: Major Customers

Pembina's crude oil midstream customers are generally those who produce and/or market crude oil and condensate on Pembina's pipeline systems, are downstream markets for those volumes, or are interested in ancillary services related to those volumes.

At Pembina's truck terminals, the Company's customer base generally comprises the same group who seek to transport volumes on Pembina's conventional and oil sands pipeline systems. Truck terminals are particularly attractive to those producers who are unable to justify pipeline/oil battery connections due to relatively low daily bpd of production, or are producing in advance of being pipeline connected. During 2014, Pembina's truck terminal network brought an average of 105,000 bpd onto the conventional pipelines.

Crude Oil Midstream: Contractual Arrangements

The contractual arrangements underpinning Pembina's Crude Oil Midstream business vary by service offering. Certain of Pembina's full-service terminals are constructed and operated under joint venture agreements with third parties.

In aggregate, the Crude Oil Midstream business' broad service offerings leverage the value chain – focusing on services that complement the existing network of facilities and energy infrastructure across Pembina's asset base. All facilities and services provided by Crude Oil Midstream are complementary to one another and create synergies for Pembina and its customers.

NGL Midstream: Major Customers

Pembina's NGL Midstream business extracts, processes, stores, transports and markets NGL and offers these services to third party customers across the WCSB and North America. The assets are integrated across Canada and the US, and are also used to generate fee-for-service income. The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of Pembina.

Pembina purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater Plant. Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGL to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale.

Pembina extracts NGL from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting propane (C3)/butane (C4) NGL mix predominantly to Sarnia, Ontario for fractionation and sale into markets in central Canada and the eastern United States.

Ethane is predominately purchased by third party petro-chemical companies while another third party purchases the majority of the condensate from the Empress debutanizer. Plains All American Pipeline operates the Plains E1 Plant at Empress, Alberta and the west to east system described herein. If for any reason these parties were unable to perform their obligations under the various agreements with Pembina, the revenue and the operations of Pembina's NGL midstream business could be negatively impacted. See "Risk Factors – Risks Inherent in Pembina's Business – Reliance on Principal Customers and Operators".

NGL Midstream: Contractual Arrangements

The services provided by Pembina's NGL Midstream business – including fractionation, storage, NGL terminalling, loading and offloading – are provided to third parties on a cost-of-service or a fee basis utilizing assets at Pembina's Redwater Plant and Corunna, Ontario. Pembina also owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long-term, cost-of-service basis. Pembina's Redwater West and Empress East assets used to generate this fee-for-service income are also employed to generate proprietary income.

Competitive Environment

Pembina's Midstream business model operates in a competitive environment for transportation, terminalling, storage and rail. The demand for terminalling, storage and rail is growing as downstream pipeline capacity is unable to keep pace with upstream supply growth and downstream consumption interest, or where markets lack a physical connection to Canadian supplies.

Pembina's Midstream infrastructure and logistics business is subject to competition from other truck terminals, storage facilities and fractionators which are either in the general vicinity of the facilities or have gathering systems that are or could potentially extend into areas served by the facilities.

Producers in western Canada compete with producers in other regions to supply crude oil, condensate, NGL and natural gas and other hydrocarbon products to customers in North America, and the hydrocarbon industry also competes with other industries to supply the fuel, feedstock and other needs of consumers. Such competition may have an adverse effect on the production of hydrocarbon products in western Canada and, as a result, on the demand for Pembina's services.

The value potential associated with any Midstream service offering is dependent upon the ability of Pembina to: provide connections to both downstream pipelines and end-use markets; understand the value of the commodities transported, stored and terminalled; provide flexibility and a variety of storage options; and, adjust to a liquid, responsive, forward commodity market. Pembina actively monitors market conditions and stream values and qualities to target revenue opportunities and service offerings. Pembina is also proactively working with upstream and downstream customers to develop value-added terminalling solutions and increase available optionality. Nevertheless, the Midstream business is exposed to commodity price fluctuations, and the recent decline in commodity prices has impacted price differentials and the book value of stored product. Furthermore, the prices of products that are marketed by Pembina are subject to volatility as a result of such factors as seasonal demand changes, extreme weather conditions, general economic conditions, changes in crude oil markets and other factors. See "Risk Factors – Midstream Business – Market Risk."

OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS

Information and Communication Systems

Pembina employs SCADA technology on all of its pipeline systems. The SCADA systems allow for continuous electronic monitoring and control of the pipeline systems from dedicated computer consoles located in Pembina's Edmonton control centre. Operators monitor the computer consoles 24 hours per day, 365 days per year. The SCADA systems and associated leak detection software continually monitor pipeline flow and operating conditions. Line balance calculations are performed automatically by the system and alarms are triggered when imbalances are detected or measured pressures do not match those projected by software models.

In 2014, Pembina made progress on its long-term initiative to upgrade and standardize the SCADA system and leak detection platforms used to remotely monitor and control Pembina's pipeline systems. Pembina successfully migrated the control of three pipeline systems to its new environment. In the last quarter of 2015, Pembina expects to decommission its oldest SCADA system.

Integrity Management

Pembina employs comprehensive integrity management programs ("IMP's") and dedicates a significant portion of its annual operating budget directly to integrity management activities. Pembina's IMP's include the systems, processes, analysis and documentation designed to ensure proactive and transparent management of its pipeline systems and facilities, and compliance with applicable standards and regulations.

Pembina's IMP's are designed to achieve enhanced safety, reliability and longevity through the entire asset lifecycle.

Proactive integrity management activities extend into pipeline operations with programs including right-of-way patrols and public awareness to reduce the likelihood of third party damage, system-specific hazard evaluations and risk assessments, geotechnical programs to manage slope instability and river crossings, training and competency management programs for staff and contractors, enhanced emergency response procedures and training exercises, and the use of specific chemicals to reduce the likelihood of internal corrosion from impurities and bacteria in the oil.

Between 2007 and 2012, Pembina completed a baseline geotechnical inspection program of pipelines to inventory all water crossings and slopes and to assess integrity threats posed by these crossings and slopes. Baselines continue each year as new pipelines are constructed or acquired. In 2014, Pembina completed a detailed Braided River Study which identifies water crossings most susceptible to lateral movement. This study allows Pembina to proactively anticipate where this movement will occur and plan its annual mitigation, monitoring, and inspection procedures accordingly.

In 2014, Pembina performed work on 25 stream crossings to mitigate the impacts of stream erosion, and conducted work on 13 slopes to stabilize or monitor potential instability. Pembina also completed 806 re-inspections of streams and 230 detailed surveys of key streams and slope areas identified in previous years. Pembina plans to perform mitigation work on 39 stream crossings and 8 slopes in 2015.

The cornerstone of Pembina's IMP is the use of in-line inspection ("ILI") and repair technology to measure and record both the distribution and severity of specific features in the pipe depending on the ILI technology. This technology employs high-resolution magnetic flux leakage tools to identify the location and severity of defects with potential to adversely affect pipeline "fitness-for-service". Through proactive use of these sophisticated electronic tools, defects (both internal and external) with the potential to compromise pipeline integrity are identified and repaired. Projected defect growth rates and/or historical operating knowledge are used to plan re-inspection intervals. Pembina's re-inspection frequency and intervals are typically selected so that remaining defects are re-assessed and repaired before they have a material effect on pipe integrity.

Pembina has employed in-line inspection since the early 1970s, progressing to newer, high resolution ILI technology in the late 1990s and continuing to implement improvements to technology as they become available. As part of Pembina's ongoing IMP, 85 pipeline segments (1,400 km) were inspected in 2014. The majority of the segments inspected in 2014 were inspected with a geometry tool which measures pipeline deformations which could be related to original construction damage, geotechnical movement and/or third party hits. Pembina plans to inspect 66 pipeline segments (1,900 km) in 2015.

For those line segments with higher susceptibility to crack failures, Pembina also employs specialized ultrasonic ILI crack detection technology. Pembina has completed crack detection inspections on the majority of its mainline pipelines including: the Western Pipeline, portions of the Peace Pipeline (LaGlace to Fox Creek), the 12" and 20" lines from Fox Creek to Edmonton, the 16" crude line from Judy Creek to Edmonton, the 16" NGL line from Judy Creek to Edmonton, the 16" Valleyview to Fox Creek, the 10" Swan Hills to Namao line, the 16" Redwater to Pipeline Alley line, the 16" Judy Creek to Whitecourt pump station line and the 22" Horizon Pipeline. In 2014, Pembina ran ultrasonic tools on 8 pipeline segments, which were all re-inspections with the exception of 12" Western (North), 12" LaGlace to Fox Creek and the 8" Simonette to Fox Creek segment which were all circumferential crack tool inspections. Data from these inspections is analyzed by Pembina and third party technical experts, in conjunction with pipeline pressure data, to design appropriate mitigation, repair and re-assessment programs.

In 2014, Pembina completed inspections on 580 pressure vessels, 50 storage tanks, and 5 storage tubes to achieve compliance. For each inspection, repairs are conducted as required to ensure compliance to applicable codes and standards. In addition, in 2014, Pembina's pressure equipment integrity management programs received two internal audits and an Alberta Boilers and Safety Association program renewal audit, which identified only minor findings which have since been addressed. In 2015, Pembina is scheduled to inspect 145 pressure vessels, 16 storage tanks, and 10 storage tubes, and complete two internal audits of Pembina's pressure equipment integrity management programs.

Environmental Matters

Operation of Pembina's pipelines and other assets are subject to environmental controls in the form of approvals and compliance with applicable federal, provincial, and local laws and regulations. Such laws and regulations govern, among other things, operating and maintenance standards, emissions and waste discharge and disposal. Management believes that Pembina's facilities and operations meet or exceed those requirements. Pembina participates in the following applicable regulated emission reporting programs: Canadian Greenhouse Gas Emissions Reporting Program, Alberta Specified Gas Reporting Program, and the Canadian National Pollutant Release Inventory Reporting Program.

To confirm regulatory compliance and conformance with Pembina's internal environmental standards, Pembina has in place a planned environmental audit program. As part of this program, regularly scheduled third party environmental compliance audits are conducted at various facilities within a selected business unit each year. The program is designed such that each major business unit is audited at least once every five years.

In addition, Pembina has an incident review panel (the "IRP"), which has been in place since the first quarter 2010, that meets monthly and consists of operational, safety and environmental leaders as well as business Vice Presidents, the President and Chief Executive Officer and other members of the executive team. The IRP is focused on analyzing and understanding incident root causes, determining and completing resulting action plans to eliminate re-occurrence and more importantly ensuring that these learnings are fully communicated and implemented on a corporate-wide basis.

Environmental Incidents

Pembina's focus on integrity management and safe operations continues to result in low incident frequency and minimal environmental impact.

Pembina spent approximately $4.4 million on pre-existing spill sites in 2014 and approximately $0.5 million on yearly environmental programs including monitoring and compliance audits.

In addition to the environmental expenses associated with its operations, Pembina also invests in environmental assessment, planning, permitting and post-construction monitoring associated with capital projects.

Provisions

A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount. The unwinding of the discount rate is recognized as a finance cost.

Decommissioning provision

Pembina's activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value, based on a risk-free rate, of management's best estimate of the expenditures required to settle the obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the risk-free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows or risk-free rate are added to or deducted from the cost of the related asset.

For more information with respect to Pembina's estimated net present value of decommissioning obligations, see Note 15 to Pembina's audited consolidated financial statements for the year ended December 31, 2014, which may be found on Pembina's profile on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

Derivative Financial Instruments

Pembina has entered into derivative financial instruments to limit its exposure to changes in commodity prices, interest rates, cost of power, and foreign exchange rates. Hedge accounting has not been applied to any of these instruments; however, Pembina still considers that there is an economic hedge which limits the exposure to fluctuations in revenue and expenses.

For more information with respect to Pembina's derivative financial instruments and financial risk management program, see Note 24 to Pembina's audited consolidated financial statements for the year ended December 31, 2014, which note is incorporated by reference herein. Electronic copies of this document can be found on Pembina's company profile on the SEDAR website at www.sedar.com, in Pembina's annual report on Form 40-F filed on the EDGAR website at www.sec.gov and on Pembina's website at www.pembina.com.

Pipeline Rights-of-Way and Land Tenure

Pembina's real property interests fall into two basic categories of ownership: (i) a number of locations, including many pumping stations and terminal and storage facilities, which are owned in fee simple; and (ii) the majority of locations which are covered by leases, easements, rights-of-way, permits or licences from landowners or governmental authorities permitting the use of such land for the construction and operation of a pipeline. Pembina believes that the operator of each of its pipeline assets has sufficient property interests to permit the operation of such assets.

Indemnification and Insurance

Pembina maintains insurance to provide coverage in relation to the ownership and operation of its pipeline assets, gas services assets, as well as its midstream assets. Insurance coverage for Pembina's assets currently includes: (i) property insurance coverage, providing coverage on the property and equipment that is above-ground and pipelines at river crossings, with recovery based upon replacement costs, and, where necessary, business interruption coverage for loss of income arising from specific property damage; and (ii) comprehensive general liability coverage, providing coverage for actions by third parties. The latter coverage includes Pembina's sudden and accidental pollution coverage, which specifically insures against certain claims for damage from leaks or spills.

In addition, Pembina maintains director and officer liability coverage consistent with industry practice.

Pembina believes that it has procured such insurance coverage as would be maintained by a prudent owner and operator of the type of assets owned and operated by Pembina. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation or that insurers will be able to fulfill their obligations should a claim be made. Further, there can be no assurance that such insurance coverage will be available in the future on commercially reasonable terms or at commercially reasonable rates. Pembina also ensures that appropriate coverage is in place during the construction of new infrastructure. Specifically, Pembina insures against general liability, property insurance, and business interruption.

Employees

As at December 31, 2014, Pembina employed 1,111 personnel, of which 593 were engaged in the performance of field operations and superintendence activities, and 518 were engaged in the performance of facilities engineering, systems, management, finance, accounting, administration, human resources, information services, drafting, business development and safety and environmental service activities. Of the above field operation employees, 18 are unionized. Pembina's workforce is relatively stable with limited turnover and employees are financially encouraged to remain in Pembina's employment through options to purchase Common Shares, long-term incentive programs and pension plans, all of which vest over time.

Corporate Social Responsibility

Pembina is committed to maintaining a high standard of corporate governance and ethical practices, both within the corporate boardroom and throughout its operations. Pembina's corporate governance practices are designed with a view to:

•	Enhancing and preserving value;

•	Protecting dividends;

•	Ensuring it meets its obligations to all regulatory bodies, business partners, customers, stakeholders, employees and Shareholders; and

•	Operating in a safe, reliable and environmentally responsible way.

Code of Ethics

The Board of Directors has adopted a Code of Ethics which applies to all directors, officers, employees and certain contractors of Pembina. The Code of Ethics is available at Pembina's website at www.pembina.com.

In support of the Code of Ethics, Pembina has adopted various business conduct policies covering matters including, but not limited to, ethics, disclosure, insider trading and conflicts of interest, and has adopted a number of specific procedures and guidelines to facilitate compliance with the Code of Ethics and the various policies.

The policies include the:

•	Health, Safety and Environment Policy
•	Respectful Workplace Policy
•	Aboriginal Relations Policy
•	Whistleblower Policy
•	Corporate Security Management Policy
•	Market Risk Policy
•	Counterparty Risk Management Policy
•	Enterprise Risk Management Policy

Health, Safety and Environment ("HSE") Policy

HSE are top priorities in all of Pembina's operations and business activities. Pembina is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations and to protecting the health and safety of workers, the public and safeguarding the environment affected by its activities. Pembina is also committed to improving its HSE performance. These areas are of paramount importance to management, employees and contractors at the Company. Pembina believes that excellence in HSE practices is essential to the well-being of the Company.

The HSE Committee of Pembina's Board of Directors monitors compliance with the HSE Policy through regular reporting. Pembina's integrated HSE management system is modeled after the International Organization for Standardization standard for environmental management systems (ISO 14001) and the Occupational Health and Safety Assessment Series (OHSAS 18001) for occupational health and safety. Pembina's HSE management system conforms to external industry consensus standards and voluntary regulatory programs and complies with applicable legislated requirements and various other internal management systems. Management is informed regularly of all important and/or significant HSE operational issues and initiatives through formal reporting and incident management processes, including tracking all "close calls." The HSE management system is subject to ongoing internal and external review to ensure that it remains effective as circumstances change.

Respectful Workplace Policy

Pembina is committed to providing a workplace that is pleasant, healthy, comfortable, and free from intimidation, hostility or other offenses which might interfere with work performance. Employees are expected to treat each other with mutual respect, fairness and dignity. Discrimination or harassment of any sort will not be tolerated. The purpose of the policy is to create a respectful workplace through the prevention and quick resolution of harassment and/or discrimination.

Aboriginal Relations Policy

By striving for positive and mutually-beneficial relationships with Aboriginal leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina's existing and expanding systems and other businesses. Pembina desires to enter into lasting and mutually-beneficial relationships with all Aboriginal peoples affected by its operations.

Whistleblower Policy

Pembina is committed to high standards of professional and ethical conduct in all activities. Pembina's reputation for honesty and integrity among its stakeholders is key to the success of its business. The transparency, honesty, integrity and accountability of Pembina's financial, administrative and management practices are vital. These high standards guide the decisions of the Board of Directors and are relied upon by Pembina's stakeholders and the financial markets.

For these reasons, it is critical to maintain a workplace where concerns regarding questionable business practices can be raised without fear of any discrimination, retaliation or harassment. This reporting mechanism invites employees to act responsibly to uphold the reputation of Pembina and maintain public confidence. Encouraging a culture of openness and ethical leadership from management will also help this process. This policy is intended to encourage and enable stakeholders to raise serious concerns within Pembina rather than overlooking a problem or seeking a resolution of the problem outside Pembina.

Corporate Security Management Policy

Pembina is committed to protecting the safety of its workers, the public, and to safeguarding Pembina's facilities and information. These areas are of paramount importance to management, employees and contractors at the Company. Pembina believes that excellence in security management is essential to the well-being of the Company. As such, Pembina is committed to identifying security risks and establishing appropriate programs and procedures to reduce these risks to an acceptable level, and to testing these programs and procedures to assess their effectiveness on a regular basis.

Market Risk Policy

Pembina recognizes that effective management of market risk is a critical success factor in managing organization and shareholder value. Pembina is committed to implementing and maintaining an approach for the management and reporting of key market risks. The policy is intended to define and specify the controls and procedures associated with Pembina's market risk.

Counterparty Risk Management Policy

The counterparty risk management policy governs the responsibilities and accountabilities for measuring, identifying, validating, monitoring and reporting counterparty exposures and where applicable, the mitigation of counterparty risk as it relates to Pembina's business unit activities. It also outlines the authorities for the receipt and issuance of financial assurances, the establishment of Board designated counterparty exposure limits by debt rating and a counterparty exposure limit sign-off authority matrix.

Enterprise Risk Management Policy

Pembina is committed to raising awareness of the need for enterprise-wide risk management and to establishing a systematic approach for the management and reporting of key business risks. The policy is intended to define enterprise risk management principles and specify expectations associated with Pembina's risk management activities and governance. Enterprise risk management consists of risk management practices and procedures applied across the Company to identify, measure, assess, respond to, monitor and report on principal risks that affect the achievement of business objectives.

Corporate Governance

Pembina's Board and management are committed to high standards of ethical conduct and corporate governance.

Pembina is a public company listed on the TSX and the NYSE, and it recognizes and respects rules and regulations in both Canada and the U.S.

Pembina's corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canadian Securities Administrators (''CSA''):

•	National Instrument 52-110 - Audit Committees (Canadian audit committee rules);

•	National Policy 58-201 - Corporate Governance Guidelines; and

•	National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Pembina also complies with the governance listing standards of the NYSE and the governance rules of the SEC that apply to foreign private issuers.

Pembina's governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on Pembina's website at www.pembina.com. As a non-U.S. company, Pembina is not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, Pembina must disclose how its governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

Pembina benchmarks its policies and procedures against major North American companies to assess its standards, and it adopts best practices as appropriate. Some of its best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Further information about Pembina's corporate governance can be found on Pembina's website at www.pembina.com.

CANADIAN OIL AND GAS INDUSTRY

General

The discussion below provides a high level overview of the crude and heavy oil industry, the NGL industry and midstream industry, with a particular focus on western Canada given that a signification portion of Pembina's operations are situated in Alberta. Pembina also has operations in eastern Canada and the U.S. within its Midstream business. Volumes which feed into those assets originate in western Canada before being transported to eastern markets via a third party pipeline, as discussed below under "Product Transportation: Export Liquids Pipeline Systems". Further, with the acquisition of the Vantage Pipeline, Pembina now has an operating footprint in the North Dakota and Saskatchewan Bakken resource play. The Vantage Pipeline imports ethane from these areas into western Canada, as discussed below under "Product Transportation: Feeder Pipeline Systems".

Western Canada is the major source of conventional crude oil, SCO, natural gas, bitumen and related products (including NGL and condensate) in Canada. Domestic crude oil and natural gas production in the west comes primarily from Alberta with lesser amounts from British Columbia, Saskatchewan, Manitoba and the Northwest Territories. SCO comes from the oil sands developments near Fort McMurray, Alberta. Efficient, low cost, and safe transportation by pipeline, rail and truck from producing fields to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.

Canadian Crude and Heavy Oil Overview

While western Canada has one of the world's largest crude oil reserves, the WCSB was once considered to be a declining resource. However, over the past number of years, the crude oil industry in Alberta and western Canada in general has resurged due to the implementation of improved drilling technologies which have enabled increased recoveries and have enhanced economics. These technologies (for example, multi-stage hydraulic fracturing) have allowed producers to access tighter areas of conventional reserves as well as shales, which were previously considered to be uneconomical. Through this development, crude oil produced from the WCSB has significantly increased.

Alberta is also abundant in oil sands – a natural mixture of sand, water, clay and a type of natural heavy oil called "bitumen." Once the bitumen is recovered and processed to separate it from the sand and water and upgraded, SCO is produced. Oil sands may be extracted by surface mining where it is moved by trucks to a cleaning facility or by in–situ processes which use steam, solvents or thermal energy to allow the bitumen to be pumped to the surface. Because bitumen is so viscous, it requires dilution with lighter hydrocarbons, such as condensate, to make it transportable by pipeline.

Condensate is the "heaviest" gas liquid. As producers increase their production of oil sands and heavy oil, there is a growing demand for condensate. With assets spanning across the crude oil, condensate and NGL value chains, Pembina is uniquely positioned to provide customers with access to condensate via pipeline or rail.

Pipelines continue to be the most economical and dominant mode of transporting large amounts of crude oil, condensate, and heavy oil; however, given the extensive rail infrastructure network across North America and the lack of sufficient export pipeline capacity, transporting hydrocarbon products by rail has gained momentum.

Product Transportation: Feeder Pipeline Systems

Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, fractionation, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline or rail systems either to domestic markets in western or eastern Canada or to markets in the northern United States for end–use, or used as feedstock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton/Fort Saskatchewan area of Alberta, which is the largest crude oil refining centre in western Canada and a major fractionation and market hub for NGL and related products. In addition, the Edmonton/Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of many large Canadian export pipelines.

All of Pembina's pipelines are feeder pipelines or gathering systems. The conventional pipelines collectively transported approximately 575 mbpd of crude oil, condensate and NGL products in 2014. The conventional pipelines transport the majority of its products to the Edmonton/Fort Saskatchewan, Alberta area, while a smaller amount is delivered to Kamloops, British Columbia and to the Alberta Ethane Gathering System via the Vantage Pipeline from the North Dakota Bakken play. Pembina's oil sands and heavy oil pipelines had a combined contracted capacity of 880 mbpd in 2014. These pipelines primarily transport products from established production fields in their respective service areas, the Syncrude Project or the Horizon Project, into the refining and export pipeline centres at Edmonton. The Cheecham Lateral transports SCO from a common pump station on the Syncrude Pipeline and Horizon Pipeline to a terminalling facility located near Cheecham, Alberta, where it is then used as diluent for oil sands projects in the area. The Nipisi Pipeline and Mitsue Pipeline provide diluted heavy oil and diluent transportation for operators in the Pelican Lake and Peace River heavy oil regions of Alberta.

Conventional feeder pipelines and gathering systems generally experience lower volumes during the spring months as a result of reduced drilling primarily due to weight restrictions on roads, producers conducting maintenance on their batteries and gas plant turnarounds. The magnitude and duration of road weight restrictions are dependent upon spring weather conditions. Many battery operators also perform maintenance work on production facilities during the spring months. Road restrictions and battery maintenance can also impact gathering pipeline receipts during the fall months, although the impact on throughput is generally less pronounced than during the spring months.

Product Transportation: Export Liquids Pipeline Systems

The export liquids pipelines originating in the Edmonton area are the TransMountain Pipeline and the Enbridge Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the TransMountain Pipeline. Crude oil and refined products delivered to eastern Canada and the northern United States are transported through the Enbridge Pipeline. NGL delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline. The TCPL Keystone Pipeline and Express Pipeline also export crude oil from Hardisty, Alberta. However, none of Pembina's systems are directly connected to Hardisty.

NGL Overview

The NGL industry involves the production, storage, transportation and marketing of products that are extracted from natural gas prior to its sale to end-use customers. The profitability of the industry is based on the products extracted being of greater economic value as separate commodities (net of the costs of extraction) than as components of natural gas.

Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane. The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and condensate (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported. NGL extraction facilities recover certain higher value hydrocarbons, such as ethane, propane, butane and condensate, from natural gas for sale in a liquid form. The significant majority of NGL supply in western Canada is derived from natural gas processing, with the remainder derived from the refining of crude oil.

The NGL value chain begins with the gathering of gas that is produced. The gas then gets processed through field processing plants, mainline extraction facilities and fractionation facilities in order to remove high value NGL, as well as water, sulphur and other impurities. The value chain culminates with the transportation and eventual sale of NGL to the final customer.

Condensate is produced naturally at the well-head when natural gas is brought to the surface at a gas well. Most condensate is typically separated from natural gas at the field gas plant. It is then either trucked to a connection point on a pipeline, or the natural gas plant may be connected directly into a gathering pipeline system for onward delivery to market.

NGL Extraction

NGL is recovered at three distinct types of facilities: natural gas field plants, natural gas mainline straddle plants and oil refineries. Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems. Field plants also remove almost all condensate and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications, leaving ethane and unrecovered NGL in the sales gas. Most western Canadian field plants do not extract ethane but leave it in the natural gas. Once processed, the sales gas is then compressed and delivered to one of the major gas market pipeline systems including ATCO Gas, TransCanada Pipelines Ltd., Alliance Pipeline Limited Partnership, Nova Gas Transmission Ltd. and Spectra/Westcoast. In the Province of Alberta, any residual NGL and ethane in the natural gas is extracted at mainline straddle plants prior to export. Pembina has ownership interests in four of the six mainline Empress straddle plants on the Nova Gas Transmission system and the Younger Extraction plant on the Spectra system.

NGL extraction produces a mixed hydrocarbon product (either ethane-plus or propane-plus), which must be further processed in subsequent steps to separate out the individual products. At most field facilities, only sufficient NGL to make the residual gas marketable is extracted; however, with the addition of enhanced processing facilities such as Pembina's Musreau Deep Cut Facility (an example of a field straddle plant) and Pembina's Empress plant (an example of a mainline straddle plant) further NGL extraction is possible to ensure the maximum amount of NGL is recovered. NGL products have historically been priced relative to oil, so this additional level of recovery is dependent on the relative value between oil and natural gas. As the relative price of oil versus natural gas increases, the economic impetus for this activity is also increased.

NGL Fractionation

NGL mix extracted at field plants and straddle plants is transported to fractionation facilities, which enhance its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Due to size, storage and transportation limitations, fractionation generally does not occur at field plants, but rather at larger, well connected centralized locations. NGL mix is moved by truck or pipeline to fractionation facilities. Once fractionated, the products are stored and transported to end markets by pipeline, truck or rail.

NGL Transportation

The efficient movement of NGL products requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities, and terminals (rail and truck). The most efficient and the lowest-cost means for moving NGL products to markets is by pipeline. The Canadian energy sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGL to fractionation facilities, petrochemical complexes, underground storage facilities and the consuming customer. Truck and rail account for a significant amount of the NGL transported, with pipelines serving as the main mode of transport.

NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary operational buffer between production of NGL (which varies daily depending on gas flows and composition) and their consumption (which can vary from day-to-day and season-to-season depending on market needs); (ii) allowing NGL sellers to store inventory to accommodate outages in NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

NGL Marketing

The North American markets for NGL are largely continental in nature, though exports have been increasing, with end uses varying substantially by product from heating and transportation fuels to petrochemical and crude oil refining feed stocks. Ethane is used as feedstock for the petrochemical industry. Propane is the most versatile of the NGL products with uses such as home and commercial heating, crop drying, cooking, motor fuel and petrochemical feedstock. Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil. Pentanes-plus is used primarily as a diluent to blend with heavy crudes to decrease viscosity and density, allowing them to be transported in pipelines. In addition, pentanes-plus are used as a refinery feedstock in the production of gasoline.

Midstream Services for Crude Oil, SCO & NGL

Crude oil, SCO and NGL produced in Canada are transported to market through extensive gathering and transportation systems – feeder pipeline systems and export pipeline systems – discussed above.

Growth in crude oil midstream opportunities is largely focused on receipt and delivery terminals, storage and other hub services. Crude oil production ends up being consumed in refineries. Refineries are widely distributed geographically and can be located anywhere along the transportation chain, from the production basin hub locations to mid-point junctions on transmission networks to tidewater where foreign production is able to access North American markets via marine transport. For locations directly connected to Pembina's pipelines, there is a service requirement to manage supply with demand, balancing between the pipeline and the customer.

On the receipt side, Pembina's truck terminals are a means for oil, condensate and NGL production, which is not pipeline connected, to secure access to transportation to market. With the growth in multi-stage fractionation and production techniques, there is also growing demand to treat emulsion, oil-water mixtures and waste water, prior to production being ready for sale and accepted into a pipeline. The treating of emulsion and disposal of associated water at full-service truck terminal facilities is a business expansion opportunity for Pembina.

Where pipelines converge, there is a requirement to manage the product flow between the systems. Historically this has been buffered through tankage downstream of Pembina's operations. There is an internal demand for hub storage which will not only buffer flows for downstream deliveries, but also smooth operation of Pembina's complex batched conventional pipeline network and its oil sands pipelines. As a further service category, with the growth in demand for diluents for heavy oil transportation, there is a new requirement to manage diluents prior to injection into the various diluent delivery pipelines. This demand includes accessing the greatest variety of diluents, meeting diluent quality specifications and storage. To this end, in 2014, Pembina announced plans to proceed with the Canadian Diluent Hub (described in "General Developments of Pembina: Developments in 2014"), which is expected to provide interconnectivity via pipeline and rail to downstream markets and enable Pembina to offer upstream and downstream customers access to merchant storage and other complementary midstream services, and become a diluent platform for servicing the oil sands.

DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA

The authorized capital of Pembina consists of an unlimited number of Common Shares, a number of Class A Preferred Shares, issuable in series, not to exceed twenty percent of the number of issued and outstanding Common Shares at the time of issuance of any Class A Preferred Shares, and an unlimited number of Class B Preferred Shares (the "Internal Preferred Shares"). As of December 31, 2014, there were approximately 338 million Common Shares outstanding, approximately 9 million Common Shares issuable pursuant to outstanding options under the Option Plan, approximately 8 million Common Shares reserved for issuance pursuant to the Series C Convertible Debentures, less than 1 million Common Shares reserved for issuance pursuant to the Series E Convertible Debentures, approximately 5 million Common Shares reserved for issuance pursuant to the Series F Convertible Debentures, 10 million Series 1 Class A Preferred Shares outstanding, 6 million Series 3 Class A Preferred Shares outstanding, 10 million Series 5 Class A Preferred Shares outstanding, 10 million Series 7 Class A Preferred Shares outstanding and 101.4 million Internal Preferred Shares outstanding (all of which Internal Preferred Shares are owned by Pembina's wholly-owned subsidiary, Alberta Oil Sands Pipeline Ltd.).

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the Series 1, Series 3, Series 5, and Series 7 Class A Preferred Shares, and the Internal Preferred Shares.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of Shareholders and to one vote at such meetings for each Common Share held. The holders of the Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding-up, subject to the rights of the Class A Preferred Shares and the Internal Preferred Shares, described below.

Pembina has a shareholder rights plan (the "Plan") that was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for Pembina and to ensure that the Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Shareholder value. The Plan creates a right that attaches to each present and subsequently issued Common Share. Until the Separation Time (as defined in the Plan), which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of the Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the separation time and before certain expiration times, to acquire one Common Share at a substantial discount to the market price at the time of exercise. The Board of Directors may waive the application of the Plan in certain circumstances. The Plan was reconfirmed at Pembina's 2013 meeting of Shareholders and must be reconfirmed at every third annual meeting thereafter. A copy of the agreement relating to the Plan has been filed on Pembina's SEDAR and EDGAR profiles on May 13, 2013 and May 14, 2013, respectively.

Class A Preferred Shares

Subject to certain limitations, the Board may, from time to time, issue Class A Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Class A Preferred Shares as a class have, among others, the provisions described below.

Each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, and shall have priority over the Common Shares, the Internal Preferred Shares and any other class of shares ranking junior to the Class A Preferred Shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Pembina. The Class A Preferred Shares of any series may also be given such preferences, not inconsistent with the provisions thereof, over the Common Shares, the Internal Preferred Shares and over any other class of shares ranking junior to the Class A Preferred Shares, as may be determined by the Board.

In the event of the liquidation, dissolution or winding-up of Pembina, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Pembina in the event of the liquidation, dissolution or winding-up of Pembina.

Holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of Pembina, unless the Board shall determine otherwise in the terms of a particular series of Class A Preferred Shares, in which case voting rights shall only be provided in circumstances where Pembina shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares. Other than as set out below, the material characteristics of each series of Class A Preferred Shares are substantially the same.

Series 1 Class A Preferred Shares

The holders of Series 1 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.0625 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding December 1, 2018. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.47 percent. In the event of liquidation, dissolution or winding-up of Pembina, the holders of Series 1 Class A Preferred Shares shall be entitled to receive $25.00 per Series 1 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 1 Class A Preferred Shares.

The Series 1 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on December 1, 2018 and on December 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 1 Class A Preferred Shares have the right to convert their shares into Series 2 Class A Preferred Shares, subject to certain conditions, on December 1, 2018 and on December 1 of every fifth year thereafter. The holders of Series 2 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.47 percent, and will have the right to convert their shares into Series 1 Class A Preferred Shares, subject to certain conditions, on December 1, 2023 and on December 1 of every fifth year thereafter. The Series 2 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after December 1, 2018, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on December 1, 2023 and on December 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after December 1, 2018, in each case plus all accrued and unpaid dividends thereon.

Series 3 Class A Preferred Shares

The holders of Series 3 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.1750 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding March 1, 2019. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.60 percent. In the event of liquidation, dissolution or winding-up of Pembina, the holders of Series 3 Class A Preferred Shares shall be entitled to receive $25.00 per Series 3 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 3 Class A Preferred Shares.

The Series 3 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on March 1, 2019 and on March 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 3 Class A Preferred Shares have the right to convert their shares into Series 4 Class A Preferred Shares, subject to certain conditions, on March 1, 2019 and on March 1 of every fifth year thereafter. The holders of Series 4 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.60 percent, and will have the right to convert their shares into Series 3 Class A Preferred Shares, subject to certain conditions, on March 1, 2024 and on March 1 of every fifth year thereafter. The Series 4 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after March 1, 2019, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on March 1, 2024 and on March 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after March 1, 2019, in each case plus all accrued and unpaid dividends thereon.

Series 5 Class A Preferred Shares

The holders of Series 5 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.25 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding June 1, 2019. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3.00 percent. In the event of liquidation, dissolution or winding-up of Pembina, the holders of Series 5 Class A Preferred Shares shall be entitled to receive $25.00 per Series 5 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 5 Class A Preferred Shares.

The Series 5 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on June 1, 2019 and on June 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 5 Class A Preferred Shares have the right to convert their shares into Series 6 Class A Preferred Shares, subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. The holders of Series 6 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 3.00 percent, and will have the right to convert their shares into Series 5 Class A Preferred Shares, subject to certain conditions, on June 1, 2024 and on June 1 of every fifth year thereafter. The Series 6 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after June 1, 2024, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on June 1, 2024 and on June 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after June 1, 2019, in each case plus all accrued and unpaid dividends thereon.

Series 7 Class A Preferred Shares

The holders of Series 7 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.125 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding December 1, 2019. The dividend rate will reset on December 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.94 percent. In the event of liquidation, dissolution or winding-up of Pembina, the holders of Series 7 Class A Preferred Shares shall be entitled to receive $25.00 per Series 7 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 7 Class A Preferred Shares.

The Series 7 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on December 1, 2019 and on December 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 7 Class A Preferred Shares have the right to convert their shares into Series 8 Class A Preferred Shares, subject to certain conditions, on December 1, 2019 and on December 1 of every fifth year thereafter. The holders of Series 8 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.94 percent, and will have the right to convert their shares into Series 7 Class A Preferred Shares, subject to certain conditions, on December 1, 2024 and on December 1 of every fifth year thereafter. The Series 8 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after December 1, 2019, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on any date after December 1, 2024 and on December 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after December 1, 2019, in each case plus all accrued and unpaid dividends thereon.

Internal Preferred Shares

Holders of Internal Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the Shareholders, except as required by law. The Internal Preferred Shares are retractable and redeemable at the option of the holder thereof and Pembina, respectively. The price or consideration payable at which each Internal Preferred Share shall be retracted or redeemed (the "Redemption Amount") shall be the fair market value of the consideration received thereof as determined by the Board of Directors at the time of issuance of the Internal Preferred Shares, as adjusted from time to time pursuant to the terms of the Internal Preferred Shares.

If at any time a holder of Internal Preferred Shares ceases to be, or is not, a direct or indirect wholly owned subsidiary of Pembina, Pembina, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed all of the Internal Preferred Shares held by such holder in exchange for the Redemption Amount.

The holders of Internal Preferred Shares shall be entitled to receive, if and when declared by the Board of Directors, preferential non-cumulative dividends based on the Redemption Amount applicable to such shares at the rate to be set by the Board of Directors.

Upon the liquidation, dissolution or winding-up of Pembina, the holders of Internal Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Common Shares, the Redemption Amount per share together with all declared but unpaid dividends thereon.

Premium Dividend™ and Dividend Reinvestment Plan

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP, including eligibility restrictions, withholding taxes and prorating as provided for in the plan can be found at www.pembina.com. Pembina will determine, for each dividend payment date during a period for which the DRIP is not suspended, the amount of new equity or premium cash payments, if any, that will be made available under the DRIP on that date.

Convertible Debentures

Series C Convertible Debentures

On November 17, 2010, Pembina issued $300,000,000 aggregate principal amount of Series C Convertible Debentures at a price of $1,000 per Series C Convertible Debenture, which bear interest at an annual rate of 5.75 percent payable semi-annually on May 31 and November 30 in each year commencing May 31, 2011 and have a maturity date of November 30, 2020. The Series C Convertible Debentures are listed on the TSX under the symbol "PPL.DB.C".

Each Series C Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on November 30, 2020 and the business day immediately preceding the date specified for redemption by Pembina of the Series C Convertible Debentures, at a conversion price of $28.55 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after November 30, 2014 and prior to November 30, 2016, elect to redeem the Series C Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series C Convertible Debentures. On or after November 30, 2016, the Series C Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Pembina can elect to pay interest on the Series C Convertible Debentures by issuing Common Shares.

As at December 31, 2014, $236 million principal amount of Series C Convertible Debentures were outstanding.

Series E and Series F Convertible Debentures

Pursuant to the Provident Acquisition, Pembina assumed all of the rights and obligations of Provident related to the Series E Convertible Debentures and Series F Convertible Debentures, which are now listed on the TSX under the symbols "PPL.DB.E" and "PPL.DB.F", respectively.

The Series E Convertible Debentures were issued November 1, 2010 in the principal aggregate amount of $172,500,000. The Series E Convertible Debentures bear interest at an annual rate of 5.75 percent payable semi-annually on June 30 and December 31 and have a maturity date of December 31, 2017. Each Series E Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on December 31, 2017 and the business day immediately preceding the date specified for redemption by Pembina of the Series E Convertible Debentures, at a conversion price of $24.94 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E Convertible Debentures. On or after December 31, 2015, the Series E Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

As at December 31, 2014, $23 million principal amount of Series E Convertible Debentures were outstanding.

The Series F Convertible Debentures were issued April 29, 2011 in the principal aggregate amount of $172,500,000. The Series F Convertible Debentures bear interest at an annual rate of 5.75 percent payable semi-annually on June 30 and December 31 and have a maturity date of December 31, 2018. Each Series F Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on December 31, 2017 and the business day immediately preceding the date specified for redemption by Pembina of the Series F Convertible Debentures, at a conversion price of $29.53 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F Convertible Debentures. On or after December 31, 2016, the Series F Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

As at December 31, 2014, $150 million principal amount of Series F Convertible Debentures were outstanding.

Pembina retains a cash conversion option on the Series E and Series F Convertible Debentures, allowing the Company to pay cash to the converting holder of the debentures in lieu of the holder's entitlement to Common Shares, at the option of the Company.

Credit Facilities

Pembina's credit facilities as at December 31, 2014 consisted of an unsecured $1.5 billion revolving credit facility due March 20, 2019 (the "Revolving Credit Facility") and an unsecured operating facility of $30 million due July 2015 (the "Operating Credit Facility", and together with the Revolving Credit Facility, the "Credit Facilities"). Borrowings on the Credit Facilities bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the Credit Facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of the Credit Facilities. As at December 31, 2014, Pembina had $510 million drawn on bank debt and $53 million in cash, leaving $1,073 million of cash and unutilized debt facilities. Pembina also had an additional $38 million in letters of credit issued in a separate demand letter of credit facility. Subsequent to year end, Pembina used part of the proceeds of its issuance of $600 million senior unsecured medium-term notes on February 2, 2015 to fully repay the balance on the Credit Facilities.

Medium Term Notes

Medium Term Notes, Series 1

On March 29, 2011, Pembina issued and sold $250 million aggregate principal amount of Medium Term Notes, Series 1. The Medium Term Notes, Series 1 have an annual coupon rate of interest of 4.89 percent and mature on March 29, 2021. Pembina's obligations under the Medium Term Notes, Series 1 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 1, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to but excluding, the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 1 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus 0.395 percent per annum for the Medium Term Notes, Series 1 issued on March 29, 2011. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 1. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 1 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 1, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 2

On October 22, 2012, Pembina issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 2. The Medium Term Notes, Series 2 have an annual coupon rate of interest of 3.77 percent and mature on October 24, 2022. Pembina's obligations under the Medium Term Notes, Series 2 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 2, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 2 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.46 percent per annum for the Medium Term Notes, Series 2 issued October 29, 2012. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 2. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 2 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 2, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 3

On April 30, 2013, Pembina issued and sold $200 million aggregate principal amount of Medium Term Notes, Series 3. Additionally, on February 2, 2015, Pembina issued and sold $150 million aggregate principal amount of Medium Term Notes, Series 3 through the re-opening of the series. The Medium Term Notes, Series 3 have an annual coupon rate of interest of 4.75 percent and mature on April 30, 2043. Pembina's obligations under the Medium Term Notes, Series 3 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 3, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, (a) at any time prior to October 30, 2042 at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), and (b) at any time on or after October 30, 2042 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 3 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.585 percent per annum for the Medium Term Notes, Series 3 issued April 30, 2013. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 3. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 3 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 3, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 4

On April 4, 2014, Pembina issued and sold $600 million aggregate principal amount of Medium Term Notes, Series 4. The Medium Term Notes, Series 4 have an annual coupon rate of interest of 4.81 percent and mature on March 25, 2044. Pembina's obligations under the Medium Term Notes, Series 4 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 4, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, (a) at any time prior to September 25, 2043 at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), and (b) at any time on or after September 25, 2043 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 4 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.45 percent per annum for the Medium Term Notes, Series 4 issued April 4, 2014. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 4. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 4 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 4, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 5

On February 2, 2015, Pembina issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 5. The Medium Term Notes, Series 5 have an annual coupon rate of interest of 3.54 percent and mature on February 3, 2025. Pembina's obligations under the Medium Term Notes, Series 5 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 5, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, (a) at any time prior to November 3, 2024 at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), and (b) at any time on or after November 3, 2024 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 5 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.54 percent per annum for the Medium Term Notes, Series 5 issued February 2, 2015. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 5. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 5 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 5, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Other Debt

Other debt at December 31, 2014 included $267 million in Series D senior unsecured notes bearing interest at 5.91 percent payable semi-annually due November 2019 (the "Series D Senior Notes"); and $200 million in Series C unsecured notes bearing interest at 5.58 percent payable semi-annually due September 2021 (the "Series C Senior Notes"). The Senior Notes are subject to the maintenance of certain financial ratios.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability to, and the associated costs of, entering into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant.

Pembina has paid each of S&P and DBRS (as defined below) their customary fees in connection with the provision of the below ratings. Pembina has not made any payments to S&P or DBRS over the past two years for services unrelated to the provision of such ratings.

DBRS Limited

DBRS Limited ("DBRS") has assigned a debt rating of "BBB" to each of the Medium Term Notes, Series 1, the Medium Term Notes, Series 2, the Medium Term Notes, Series 3, the Medium Term Notes, Series 4 and the Medium Term Notes, Series 5. DBRS has also rated Pembina's senior unsecured notes 'BBB'.

The BBB rating is the fourth highest of DBRS' ten rating categories for long-term debt, which range from AAA to D. DBRS uses "high" and "low" designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a "high" or "low" designation indicates that a rating is in the middle of the category. The BBB rating indicates that, in DBRS's view, the rated securities are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable; however the issuer may be vulnerable to future events.

The Series 1 Class A Preferred Shares, Series 3 Class A Preferred Shares, Series 5 Class A Preferred Shares and Series 7 Class A Preferred Shares have been rated Pfd-3 by DBRS. DBRS' ratings for preferred shares range from a high of Pfd-1 to a low of D. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the middle of the category. According to the DBRS rating system, preferred shares rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection.

When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS will attempt to provide an immediate rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, then the ratings of the issuer will be placed "Under Review."

Standard & Poor's

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies ("S&P") has a long-term corporate credit rating on Pembina of 'BBB'. S&P also has assigned a rating of "BBB" to the Medium Term Notes, Series 1, the Medium Term Notes, Series 2, the Medium Term Notes, Series 3, the Medium Term Notes, Series 4 and the Medium Term Notes, Series 5.

The BBB rating is the fourth highest rating, of S&P's ten rating categories for long-term debt which range from AAA to D. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The Series 1 Class A Preferred Shares, Series 3 Class A Preferred Shares, Series 5 Class A Preferred Shares and Series 7 Class A Preferred Shares have been rated P-3 (High) by S&P. S&P's ratings for preferred shares range from a high of P-1 to a low of P-5. "High" or "low" grades are used to indicate the relative standing within a rating category. According to the S&P rating system, securities rated P-3 are regarded as having significant speculative characteristics. While such securities will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated P-3 (High) is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obliger's inadequate capacity to meet its financial commitment on the obligation.

These securities ratings are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

See "Risk Factors – General Risk Factors – Credit Ratings".

DIVIDENDS AND DISTRIBUTIONS

Cash Dividends

Common Shares

Pembina paid its initial monthly dividend of $0.13 per Common Share on November 15, 2010 to Shareholders of record on October 25, 2010. On April 12, 2012, following closing of the Provident Acquisition, Pembina announced an increase to its monthly dividend rate from $0.13 to $0.135 per Common Share. Another increase was announced on August 9, 2013, when Pembina raised its monthly dividend rate from $0.135 to $0.14 per Common Share. On May 8, 2014, Pembina announced a further increase to its monthly dividend rate from $0.14 to $0.145 per Common Share. The following table sets forth the amount of monthly cash dividends paid by Pembina in 2012, 2013, 2014 and to date in 2015.

Cash Dividends Per Common Share

Month of Payment Date	2015	2014	2013	2012
January	$0.145	$0.14	$0.135	$0.13
February	$0.145	$0.14	$0.135	$0.13
March		$0.14	$0.135	$0.13
April		$0.14	$0.135	$0.13
May		$0.14	$0.135	$0.135
June		$0.145	$0.135	$0.135
July		$0.145	$0.135	$0.135
August		$0.145	$0.135	$0.135
September		$0.145	$0.14	$0.135
October		$0.145	$0.14	$0.135
November		$0.145	$0.14	$0.135
December		$0.145	$0.14	$0.135
Total	$0.29	$1.715	$1.64	$1.60

On February 6, 2015, Pembina announced that the Board of Directors had declared a dividend of $0.145 per Common Share to be paid, subject to applicable law, on March 13, 2015 to holders of Common Shares of record on February 25, 2015.

Preferred Shares

Dividends on each issued series of Class A Preferred Shares are payable on the first day of March, June, September and December of each year, if, as and when declared by the Board. Additional information regarding dividends payable on the Class A Preferred Shares can be found under the heading "Class A Preferred Shares" herein. The initial dividend on the Series 1 Class A Preferred Shares was paid on December 1, 2013 to shareholders of record on November 1, 2013 for the period commencing on the date of issuance (July 26, 2013) up to but excluding November 30, 2013. The initial dividend on the Series 3 Class A Preferred Shares was paid on December 1, 2013 to shareholders of record on November 1, 2013 for the period commencing on the date of issuance (October 2, 2013) up to but excluding November 30, 2013. The initial dividend on the Series 5 Class A Preferred Shares was paid on March 1, 2014 for the period commencing on the date of issuance (April 4, 2014) up to but excluding March 1, 2014. The initial dividend on the Series 7 Class A Preferred Shares was paid on December 1, 2014 for the period commencing on the date of issuance (September 11, 2014) up to but excluding December 1, 2014.

Cash Dividends Per Class A Preferred Share

Quarterly Payment Date	Series 1	Series 3	Series 5	Series 7	Total
2013
December 1	$0.3726	$0.1932	N/A	N/A	$0.5658
2014
March 1	$0.265625	$0.29375	$0.1507	N/A	$0.710075
June 1	$0.265625	$0.29375	$0.3125	N/A	$0.871875
September 1	$0.265625	$0.29375	$0.3125	N/A	$0.871875
December 1	$0.265625	$0.29375	$0.3125	$0.2497	$1.1216

On January 12, 2015, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per Series 1 Class A Preferred Share, $0.29375 per Series 3 Class A Preferred Share, $0.3125 per Series 5 Class A Preferred Share and $0.28125 per Series 7 Class A Preferred Share to be paid, subject to applicable law, on March 1, 2015 to holders of record on February 1, 2015.

The declaration and payment of any dividend by Pembina is at the discretion of the Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements and future capital requirements of Pembina and its subsidiaries. See "Risk Factors".

The agreements governing Pembina's Credit Facilities provide that if an event of default has occurred under the Credit Facilities, the indebtedness may be accelerated by the lenders, and the ability to pay dividends thereupon ceases. Pembina is restricted from making distributions (including the declaration of dividends) if it is in default under its Credit Facilities (or a default would be expected to occur as a result of such distribution) or if its borrowings exceed its borrowing base threshold.

MARKET FOR SECURITIES

The Common Shares are listed and traded on the TSX under the symbol "PPL". The following table sets forth the price range for and trading volume of the Common Shares on the TSX for 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	38.48	36.52	38.23	9,228,471
February	40.85	37.57	39.91	11,715,674
March	42.36	39.06	41.98	37,027,594
April	43.27	41.13	43.07	22,059,739
May	46.56	42.29	42.81	15,268,130
June	45.99	43.11	45.91	14,361,335
July	47.20	44.43	45.68	14,471,226
August	49.97	44.55	49.97	13,031,662
September	53.04	44.69	47.18	20,328,816
October	47.84	39.05	46.76	26,639,454
November	47.00	38.82	38.96	22,100,885
December	42.83	36.26	42.34	33,595,199

The Common Shares are also listed on the NYSE under the trading symbol "PBA". The following table sets forth the price range for and trading volume of the Common Shares on the NYSE for 2014, as reported by Bloomberg.

Month	High (US$)	Low (US$)	Close (US$)	Volume
January	35.20	33.55	34.34	114,279
February	36.65	33.80	35.54	151,288
March	38.44	35.09	36.08	154,135
April	39.51	37.57	38.37	143,008
May	42.76	38.72	40.36	153,447
June	43.02	39.55	41.53	163,493
July	43.65	41.61	42.68	129,804
August	46.03	40.84	43.63	188,596
September	48.89	40.14	45.96	323,201
October	42.76	30.45	40.73	416,150
November	41.64	34.46	38.69	362,865
December	36.96	31.30	34.37	437,080

The Series C Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.C". The following table sets forth the price range for and trading volume of the Series C Convertible Debentures on the TSX for 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	136.00	130.00	136.00	62,648
February	143.00	133.99	141.00	82,180
March	148.60	138.00	148.60	261,667
April	152.00	145.00	151.50	266,320
May	160.51	149.00	153.50	16,200
June	160.55	151.99	160.00	45,985
July	165.00	157.00	161.00	18,710
August	175.04	157.36	175.04	172,080
September	185.50	159.04	166.00	14,100
October	166.00	146.00	164.50	16,400
November	165.00	145.00	147.00	5,140
December	147.00	130.00	147.00	7,020

The Series E Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.E". The following table sets forth the price range for and trading volume of the Series E Convertible Debentures on the TSX for 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	153.30	146.50	152.47	14,740
February	160.13	150.85	160.00	3,430
March	169.07	156.10	169.00	11,880
April	173.00	166.00	172.18	96,810
May	182.36	171.50	178.50	2,130
June	180.00	176.00	180.00	1,550
July	187.08	180.87	184.29	4,330
August	199.16	182.00	199.16	2,030
September	211.75	180.09	190.00	13,025
October	185.00	180.00	184.44	590
November	175.00	170.00	170.00	990
December	160.00	150.00	160.00	700

The Series F Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.F". The following table sets forth the price range for and trading volume of the Series F Convertible Debentures on the TSX for 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	131.31	126.67	131.31	57,500
February	139.25	130.00	136.00	146,610
March	144.00	134.00	144.00	229,860
April	148.00	140.50	146.55	128,920
May	155.21	145.00	148.94	119,010
June	155.75	148.07	155.75	171,700
July	159.00	151.77	155.20	18,930
August	170.00	153.00	170.00	7,460
September	179.21	153.35	160.00	27,088
October	161.00	140.00	158.00	18,520
November	157.23	144.16	144.16	1,000
December	140.17	128.07	138.50	13,220

The Series 1 Class A Preferred Shares are listed and traded on the TSX under the symbol "PPL.PR.A". The following table sets forth the price range for and trading volume of the Series 1 Class A Preferred Shares on the TSX for 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	24.80	23.60	24.00	262,342
February	23.99	23.49	23.88	123,318
March	24.50	23.79	24.41	180,179
April	24.95	24.21	24.71	108,079
May	25.00	23.88	23.92	154,113
June	24.54	23.33	24.35	130,975
July	25.00	24.28	24.47	135,901
August	24.71	24.04	24.69	106,148
September	24.50	24.18	24.44	353,968
October	24.90	24.17	24.90	105,975
November	25.04	24.59	24.93	128,123
December	25.17	22.79	24.40	156,619

The Series 3 Class A Preferred Shares are listed and traded on the TSX under the symbol "PPL.PR.C". The following table sets forth the price range for and trading volume of the Series 1 Class A Preferred Shares on the TSX for 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	25.35	24.56	24.56	286,328
February	24.95	24.40	24.85	76,295
March	25.00	24.75	24.85	108,087
April	25.39	24.93	25.20	74,778
May	25.58	24.76	24.76	103,590
June	25.48	24.49	25.22	101,346
July	25.97	25.23	25.55	72,888
August	25.60	25.01	25.21	68,163
September	25.61	24.99	25.37	38,847
October	25.64	24.79	25.29	69,367
November	25.78	25.18	25.40	64,253
December	25.50	23.42	24.97	93,546

The Series 5 Class A Preferred Shares were listed and posted for trading on the TSX on January 16, 2014 under the symbol "PPL.PR.E". The following table sets forth the price range for and trading volume of the Series 5 Class A Preferred Shares on the TSX for January 16, 2014 through to December 31, 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January 16-31	25.24	24.90	25.11	1,752,649
February	26.09	25.13	26.00	467,446
March	26.00	25.50	25.77	386,218
April	26.00	25.67	25.80	423,803
May	26.34	25.41	25.41	181,162
June	26.07	25.26	26.07	163,856
July	26.82	25.74	25.75	186,207
August	26.37	25.75	26.35	175,807
September	26.30	25.82	26.06	159,101
October	26.22	25.71	25.85	81,779
November	26.23	25.80	26.00	257,248
December	26.07	25.10	25.70	142,579

The Series 7 Class A Preferred Shares were listed and posted for trading on the TSX on September 11, 2014 under the symbol "PPL.PR.G". The following table sets forth the price range for and trading volume of the Series 7 Class A Preferred Shares on the TSX for September 11, 2014 through to December 31, 2014, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
September 11-30	25.52	25.05	25.40	1,639,789
October	25.65	25.10	25.58	352,728
November	25.75	25.29	25.54	96,093
December	25.41	24.56	25.02	391,861

DIRECTORS AND OFFICERS

Directors of Pembina

The following table sets out the name and residence for each director of Pembina as of the date of this Annual Information Form, the date on which they were appointed as a director of Pembina (or as a trustee of the Fund prior to an internal reorganization in which the directors of Pembina replaced a board of trustees of the Fund as the entity responsible for the governance of the Fund) and their principal occupations during the past five years.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years

Anne-Marie N. Ainsworth(2)(4) Houston, Texas, USA	October 7, 2014	Independent businesswoman since March 2014; prior thereto, President and Chief Executive Officer and a member of the Board of Directors of the general partner of Oiltanking Partners, L.P. (a master limited partnership engaged in independent storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas) and President and Chief Executive Officer of Oiltanking Holding Americas, Inc. from November 2012 to March 2014; prior thereto, Senior Vice President of Refining of Sunoco Inc. from November 2009 to March 2012. Currently member of the board of directors of Seventy Seven Energy Inc.

Grant D. Billing(2)(3) Calgary, Alberta, Canada	April 2, 2012	Independent businessman since November 2011; prior thereto, Chairman and Chief Executive Officer of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company) from July 2006 to November 2011 and Executive Chairman since 1998.

Michael H. Dilger Calgary, Alberta, Canada	January 1, 2014	President and Chief Executive Officer of Pembina since January 1, 2014; prior thereto, President and Chief Operating Officer of Pembina from February 2012 until December 31, 2012; prior thereto, Vice President, Chief Operating Officer of Pembina from November 2008 to February 2012. Currently member of the board of directors of Trilogy Energy Corp.

Randall J. Findlay(1)(3)(5)(6)(7) Calgary, Alberta, Canada	March 8, 2007	Corporate director; prior thereto, President of Provident Energy Trust from 2001 to 2006. Currently member of the board of directors of HNZ Group Inc., Superior Plus Corp., Whitemud Resources Inc. and Spyglass Resources Corp. (will not be standing for re-election for Spyglass Resources Corp. on May 13, 2015).

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years

Lorne B. Gordon(2)(4)(6) Calgary, Alberta, Canada	October 24, 1997	Independent businessman; prior thereto, Vice Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006.

David M.B. LeGresley(2)(5) Toronto, Ontario, Canada	August 16, 2010	Independent businessman since September 2008; prior thereto, Vice Chairman of National Bank Financial from 2006 to 2008. Currently member of the board of directors of Equitable Group Inc.

Robert B. Michaleski(4)(6) Calgary, Alberta, Canada	January 4, 2000

Corporate director; prior thereto, Chief Executive Officer of Pembina from February, 2012 until December 31, 2013; prior thereto, President and Chief Executive Officer of Pembina. Currently member of the board of directors of Essential Energy Services.

Leslie A. O'Donoghue(3)(5) Calgary, Alberta, Canada	December 17, 2008

Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products) since October 30, 2012; prior thereto, Executive Vice President, Operations of Agrium Inc. from April 30, 2011 to October 30, 2012; prior thereto, Chief Legal Officer and Senior Vice President, Business Development of Agrium Inc.

Jeffrey T. Smith(4)(5) Calgary, Alberta, Canada	April 2, 2012	Independent businessman. Currently serves on the board of NAL Resources Limited (an oil and gas company) and Spyglass Resources Corp.

Gordon J. Kerr Calgary, Alberta, Canada	January 15, 2015

Independent businessman since 2013; prior thereto, President and Chief Executive Officer and director of Enerplus Corporation (a North American energy producer) from May 2001 until July 2013. Currently member of the board of directors of Laricina Energy Ltd.

Notes:

(1)	Chairman of the Board.
(2)	Member of Audit Committee.
(3)	Member of Human Resources and Compensation Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Member of the Governance Committee.
(6)	Member of the Major Capital Projects Committee.
(7)	Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc. was placed into receivership by two of its lenders on January 31, 2011. Wellpoint Systems Inc. was a company supplying software to the energy industry in Canada, the U.S. and internationally.

Shareholders elect the directors of Pembina at each annual meeting of the Shareholders. The directors of Pembina serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed. All of Pembina's directors are "independent" within the meaning of National Instrument 58–101 – Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, with the exception of Mr. Dilger, who is President and Chief Executive Officer of Pembina, and Mr. Michaleski, who was the Chief Executive Officer of Pembina until December 31, 2013 (and therefore deemed non-independent until December 31, 2016). In addition, Pembina has adopted Standards for Director Independence which meet or exceed the requirements set out in National Policy 58–201 – Corporate Governance Guidelines, National Instrument 52–110 – Audit Committees, the SEC rules and regulations, the Sarbanes-Oxley Act of 2002 and the NYSE rules.

The Board of Directors has five committees, being the Audit Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee, the Governance Committee and the Major Capital Projects Committee. Additional information regarding the responsibilities of these committees will be contained in Pembina's information circular for its annual meeting of Shareholders to be held on May 8, 2015.

Executive Officers of Pembina

The following table sets out the name, residence and office held with Pembina for each executive officer of the Company, as well as their principal occupations during the past five years.

Name and Residence	Office with Pembina	Principal Occupation During the Past Five Years

Michael H. Dilger Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer since January 1, 2014; prior thereto, President and Chief Operating Officer of Pembina since February 15, 2012; prior thereto, Vice President, Chief Operating Officer of Pembina since November 2008.

Paul J. Murphy Calgary, Alberta, Canada	Senior Vice President, Pipeline and Crude Oil Facilities	Senior Vice President, Pipeline and Crude Oil Facilities since September 4, 2013; prior thereto, Vice President, Conventional Pipelines of Pembina since February 14, 2011; prior thereto, Vice President, NGL Extraction of Inter Pipeline Fund since July 2004.

Stuart V. Taylor Calgary, Alberta, Canada	Senior Vice President, NGL and Natural Gas Facilities	Senior Vice President, NGL and Natural Gas Facilities since September 4, 2013; prior thereto, Vice President, Gas Services of Pembina since July 1, 2009; prior thereto, Manager, Planning of Talisman Energy Inc. since November 2003.

J. Scott Burrows Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer since January 1, 2015; prior thereto, Vice President, Capital Markets of Pembina since September 2013; prior thereto, Vice President, Corporate Development and Investor Relations since March 2013; prior thereto, Senior Manager, Corporate Development and Planning since February 2012.

Robert M. Jones Calgary, Alberta, Canada	Vice President, Crude Oil Midstream	Vice President, Crude Oil Midstream of Pembina since November 2008.

Andrew Gruszecki Calgary, Alberta, Canada	Vice President, Oil Sands & Heavy Oil	Vice President, Oil Sands & Heavy Oil of Pembina since October 2014; prior thereto, Vice President, Business Development from April 2012 to October 2014; prior thereto, Executive Vice President, Business Development of Provident from January 2006 to April 2012.

Name and Residence	Office with Pembina	Principal Occupation During the Past Five Years

Robert D. Lock Calgary, Alberta, Canada	Vice President, NGL Midstream	Vice President, NGL Midstream of Pembina since April 2012; prior thereto, Vice President, Supply and Extraction of Provident since 2005.

Jason T. Wiun Calgary, Alberta, Canada	Vice President, Conventional Pipelines	Vice President, Conventional Pipelines of Pembina since January 1, 2014; prior thereto, Vice President, Gas Services since September 2013; prior thereto, Senior Manager, Business Development, Conventional Pipelines since 2011; prior thereto, controller for the Conventional Pipelines business unit.

Jaret A. Sprott Calgary, Alberta, Canada	Vice President, Gas Services	Vice President, Gas Services of Pembina since January 1, 2015; prior thereto, Senior Manager, Peace River Arch (Alberta Montney), Northern Operating Area of Encana Corporation since March 2013; prior thereto, Senior Manager Bighorn (Deep Basin Cretaceous) since April 2012.

Debbie A. Sulkers Calgary, Alberta, Canada	Vice President, Corporate Services	Vice President, Corporate Services of Pembina since June 2011; prior thereto, Vice President, Human Resources of SemCAMS ULC (a natural gas gathering and processing company) from October 2006 to April 2011.

Harold K. Andersen Calgary, Alberta, Canada	Vice President, Legal and General Counsel	Vice President, Legal and General Counsel of Pembina since April 1, 2013; prior thereto, General Counsel of Pembina since December 2011; prior thereto, Partner and Associate at Stikeman Elliott LLP (a law firm) from June 2000 to December 2011.

Claudia D'Orazio Calgary, Alberta, Canada	Vice President, Compliance and Risk	Vice President, Compliance and Risk since October 2014; prior thereto, Vice President, Risk, Information Services and Procurement of Pembina since September 2013; prior thereto, Vice President, Risk and Treasurer since April 2012; prior thereto, Corporate Controller since 2006.

As at February 26, 2015, the directors and executive officers of Pembina beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,721,237 Common Shares, representing approximately 0.6 percent of the then outstanding Common Shares.

Conflict of Interest

The directors and executive officers named above may be directors or officers of entities which are in competition with or are customers or suppliers of Pembina. As such, these directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. See "Risk Factors – General Risk Factors – Potential Conflicts of Interest".

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The Audit Committee Charter is set forth in Appendix "A" to this Annual Information Form.

Composition of the Audit Committee and Relevant Education and Experience

Pembina's Audit Committee is comprised of David M.B. LeGresley, as Chairman, Anne-Marie Ainsworth, Lorne B. Gordon and Grant D. Billing each of whom is independent and financially literate within the meaning of National Instrument 52–110 – Audit Committees of the Canadian Securities Administrators and in accordance with Pembina's Standards for Director Independence available at www.pembina.com. Set forth below are additional details regarding each member of the Audit Committee.

David M.B. LeGresley

David M.B. LeGresley is the Chairman of the Audit Committee and has been a member of the Audit Committee since April 2, 2012. Mr. LeGresley is independent within the meaning of such term in National Instrument 52-110 – Audit Committees, and in accordance with the rules prescribed by the SEC and the NYSE. David LeGresley is a former executive of National Bank Financial and spent 12 years with that company, most recently serving as Vice Chairman from 2006 to 2008. Prior to that assignment he was National Bank Financial's Executive Vice President and Head of Corporate and Investment Banking (1999 to 2006); Managing Director and Head of Vancouver Investment Banking (1998 to 1999); and Managing Director, Investment Banking (1996 to 1998). Mr. LeGresley has extensive experience in the financial services industry including positions at Salomon Brothers Canada from 1990 to 1996 and CIBC Wood Gundy from 1986 to 1990. He also serves as a director of a TSX-listed company, Equitable Group Inc., as well as one private company, Woodland Biofuels Inc. He is on the advisory committee for CANFAR (the Canadian Foundation for AIDS Research). Mr. LeGresley received a Bachelor of Applied Science Degree in Engineering from the University of Toronto in 1981 and a Master of Business Administration from Harvard Business School in 1986. He is a graduate of the Institute of Corporate Directors – Rotman Directors Education Program and a member of the Institute of Corporate Directors. This business experience provides Mr. LeGresley with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Anne-Marie Ainsworth

Anne-Marie N. Ainsworth is independent within the meaning of such term in National Instrument 52-110 – Audit Committees, and in accordance with the rules prescribed by the SEC and the NYSE. Ms. Ainsworth currently serves as a member of the board of directors and audit committee of Seventy Seven Energy Inc. She has served as President and Chief Executive Officer and a member of the Board of Directors of the general partner of Oiltanking Partners, L.P. and as President and Chief Executive Officer of Oiltanking Holding Americas, Inc. from November 2012 to March 2014. Ms. Ainsworth previously held the position of Senior Vice President of Refining of Sunoco Inc. from November 2009 until March 2012. Prior to joining Sunoco, Ms. Ainsworth was employed by Motiva Enterprises, LLC, where she was the General Manager of the Motiva Norco Refinery in Norco, Louisiana from 2006 to 2009. From 2003 to 2006 Ms. Ainsworth was Director of Management Systems & Process Safety at Shell Oil Products U.S., and from 2000 to 2003 she was Vice President of Technical Assurance at Shell Deer Park Refining Company. Ms. Ainsworth holds a Master of Business Administration degree from Rice University, where she served as an adjunct professor from October 2000 to October 2009, and a Bachelor of Science degree in Chemical Engineering from the University of Toledo. This business experience provides Ms. Ainsworth with the skill set and financial literacy required to carry out her duties as a member of the Audit Committee.

Lorne B. Gordon

Lorne B. Gordon is independent within the meaning of such term in National Instrument 52-110 – Audit Committees, and in accordance with the rules prescribed by the SEC and the NYSE. Mr. Gordon is an independent businessman who served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and as President and CEO from 1997 to 2004. Mr. Gordon was the President and CEO of Pembina Resources Limited from 1985 to 1993. Until 2007, Mr. Gordon was a director of the privately held companies Mancal Corporation, Mancal Energy and Mancal Coal. He is a past Chairman of the Canadian Petroleum Association, a founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and a member of the Institute of Corporate Directors. Mr. Gordon received his Chartered Accountant Designation in 1971. This business experience, coupled with his training as a Chartered Accountant, provides Mr. Gordon with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Grant D. Billing

Grant D. Billing has been a member of the Audit Committee since April 2, 2012. Mr. Billing is independent within the meaning of such term in National Instrument 52-110 – Audit Committees, and in accordance with the rules prescribed by the SEC and the NYSE. Mr. Billing was the Chairman and Chief Executive Officer of Superior Plus Corp. from 2006 to 2011, and prior thereto the Executive Chairman since 1998. Mr. Billing has extensive strategic and business experience gained over a period of more than 30 years in various CEO/senior management capacities, including as President and CEO of Norcen Energy Resources Ltd. He has served as chairman and director of a number of public companies, as well as the Canadian Association of Petroleum Producers. He holds a Bachelor of Science degree from the University of Calgary. This experience, coupled with his designation as a Chartered Accountant, received in 1976, provide Mr. Billing with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The terms of engagement of Pembina's external auditors provide that audit services provided to Pembina by the external auditors, including the budgeted fees for such audit services and the representations and disclaimer relating thereto, must be pre-approved by the entire Audit Committee.

In addition, subject to any de minimis exemption available under applicable laws, all permitted non-audit services provided to Pembina by its external auditors, including the terms thereof and the fees related thereto, are pre-approved by the entire Audit Committee. Notwithstanding the foregoing, the Audit Committee's Mandate permits the Audit Committee to establish policies and procedures for the pre-approval of audit and permitted non-audit services to be provided by the external auditors. In particular, the Audit Committee may delegate the ability to grant such pre-approvals to one or more members of the Audit Committee to the extent permitted by law and the terms of engagement of the external auditors, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets out the fees billed to Pembina for professional services provided by KPMG during each of the last two financial years:

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2014	$1,809,000	$30,000	$436,305	NIL
2013	$1,935,225	$30,000	$208,835	NIL

Notes:

(1)	Audit fees were for professional services rendered by KPMG LLP for the audit of Pembina's annual financial statements and reviews of Pembina's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements. In 2014, fees included additional expense for Pembina's prospectus supplements in connection with the offerings of Medium Term Notes, Series 4, and Class A Preferred Shares, Series 5 and 7, and associated French translations. In addition to the 2014 fees stated above, KPMG billed $39,500 in 2015 prior to the date hereof, for fees related to Pembina's prospectus supplements in connection with the offerings of Medium Term Notes, Series 3 and Series 5 in February, 2015. In 2013, fees included additional expense for Pembina's base shelf prospectus, and prospectus supplements in connection with the offerings of Common Shares, Medium Term Notes, Series 3 and Class A Preferred Shares, Series 1 and 3, and associated French translations.
(2)	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of Pembina's financial statements and not reported under "Audit Fees" above. 2014 and 2013 fees included audit fees for the pension plan audit.
(3)	Tax fees were for tax compliance, tax advice and tax planning. In addition to the 2014 fees stated above, KPMG billed $31,811 in 2015 prior to the date hereof. The fees were for services performed by Pembina's auditors' tax division except those tax services related to the audit. 2014 and 2013 (and 2015) fees included general tax consultation and tax compliance fees incurred for preparing and filing the tax returns for Pembina's subsidiaries.
(4)	All other fees are fees for products and services provided by Pembina's auditors other than those described as "Audit Fees", "Audit-related Fees" and "Tax Fees".

RISK FACTORS

The following information is a summary only of certain risk factors relating to Pembina or an investment in securities of Pembina or its subsidiaries and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to Shareholders and holders of Class A Preferred Shares and the ability of Pembina to fund its debt obligations, including debt obligations under its outstanding Convertible Debentures, Medium Term Notes and any other debt securities that Pembina may issue from time to time.

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in Pembina's other public filings before making an investment decision.

Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying risk, Pembina has implemented a comprehensive enterprise risk management program.

Risks Inherent in Pembina's Business

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; spills associated with the loading and unloading of harmful substances onto rail cars and trucks; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third party systems or refineries which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events such as natural disasters, fires, floods, explosions, train derailments, earthquakes, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina. Pembina may also be exposed from time to time, to additional operational risks not stated in the immediately preceding sentences. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings. Additionally, Pembina's facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. Further, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs.

Pembina is committed to preserving customer and Shareholder value by proactively managing operational risk through safe and reliable operations. Senior managers are responsible for the daily supervision of operational risk by ensuring appropriate policies and procedures are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage system integrity, which includes the development and use of in–line inspection tools and various other leak detection technologies. Pembina's maintenance, excavation and repair programs are focused on risk mitigation and, as such, resources are directed to the areas of greatest benefit and infrastructure is replaced or repaired as required. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Corporate Security Management Program designed to reduce security-related risks.

Midstream Business – Market Risk

Pembina's Midstream business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks including that Pembina may experience volatility in revenue, and impairments related to the book value of stored product, due to fluctuations in commodity prices. Primarily, Pembina enters into contracts to purchase and sell crude oil at floating market prices. The prices of products that are marketed by Pembina are subject to volatility as a result of such factors as seasonal demand changes, extreme weather conditions, general economic conditions, changes in crude oil markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for crude oil can vary and have varied significantly from period to period. This variability could have an adverse effect on the results of Pembina's commercial Midstream business and its overall results of operations. To assist in effectively smoothing that variability inherent in this business, Midstream is investing in assets that have a fee-based revenue component, and is looking to expand this area going forward.

The Midstream business is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the difference between the selling prices for NGL products and the cost of NGL sourced from natural gas and acquired at natural gas related prices. Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the NGL midstream business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the NGL midstream business, which could affect Pembina and the cash dividends of Pembina.

Reputation

Reputational risk is the potential market or company specific events that could result in the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina's business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which it has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, unpopular expansion plans or new projects, and due to opposition from organizations opposed to energy, oil sands and pipeline development and particularly with shipment of production from oil sands regions. Negative impacts from a compromised reputation could include revenue loss, reduction in customer base, delays in obtaining regulatory approvals with respect to growth projects, and decreased value of Pembina's securities.

Environmental Costs and Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that the license will be renewed on the same or similar conditions. There can be no assurance that Pembina will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any one of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order it to be shut down.

While Pembina believes its current operations are in compliance with all applicable significant environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to any of Pembina's existing or future properties or operations, could result in significant costs and liabilities to Pembina. In addition, the costs of environmental liabilities in relation to spill sites of which Pembina is currently aware (see "Other Information Relating to Pembina's Business — Environmental Incidents") could be greater than Pembina currently anticipates, and any such differences could be substantial. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends and to service obligations under the Convertible Debentures, Medium Term Notes and Pembina's other debt obligations could be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although Pembina believes it has adequate leak detection systems in place to monitor a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be substantial.

The proceeds of the disposition of certain assets, including in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. While Pembina estimates future abandonment costs, actual costs may differ. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends and to service obligations under Pembina's debt securities and Pembina's other debt obligations.

Pembina has complied with the NEB requirements on its NEB-regulated pipelines for the creation of abandonment funds and has completed the compliance-based filings that are required under the applicable NEB rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina also has a 50 percent ownership in an NEB-regulated pipeline lateral which is operated by a joint venture partner. The joint venture partner is responsible for the submission of the NEB-compliance based filings for this asset, which Pembina is in the process of reviewing. Pembina will continue to monitor any regulatory changes prior to the next five-year review, and will complete the annual reporting as required by the NEB. Pembina-operated rate-regulated pipelines account for less than 206 km, or three percent, of the total infrastructure in the Conventional Pipelines business.

Reserve Replacement, Throughput and Product Demand

Pembina's Conventional Pipeline tariff revenue is based upon a variety of tolling arrangements, including take-or-pay contracts, cost-of-service agreements and market-based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL and condensate. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Without reserve additions, or expansion of the service areas, throughput on such pipelines would decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by Pembina decreases as a result, cash flow available for dividends and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.

Over the long-term, Pembina's business will depend, in part, on the level of demand for crude oil, condensate, NGL and natural gas in the markets served by the crude oil and NGL pipelines and gas processing and gathering infrastructure in which Pembina has an interest. Recent global economic events have had a substantial downward effect on the prices of such products and Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. As lower commodity prices reduce drilling activity, the increasing supply that has been fuelling the growth in pipeline infrastructure could slow down. These factors could negatively affect pipeline and processing capacity value as transportation and processing capacity becomes more abundant. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

The volumes of natural gas processed through Pembina's gas processing assets and of NGL and other products transported in its pipelines depend on production of natural gas in the areas serviced by the business and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut-in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Given the current adverse global economic conditions, the prices of these products have decreased substantially from recently high levels and the risks that producers will not seek reserves additions has heightened. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third party trunk line systems. Operational disruptions or apportionment on those third party systems may prevent the full utilization of the business.

Over the long-term, Pembina's business will depend, in part, on the level of demand for NGL and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Pembina cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGL.

Completion and Timing of Expansion Projects

The successful completion of Pembina growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital at attractive rates, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, weather conditions, and cost of engineering services. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific projects, or at all, or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Aboriginal, landowner and other stakeholder consultation requirements, changes in shipper support over time, and changes to the legislative or regulatory framework could all have an impact on contractual and regulatory milestones being accomplished. As a result, the cost estimates and completion dates for Pembina's major projects can change during different stages of the project. Early stage projects face additional challenges including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Aboriginal consultation requirements. Accordingly, actual costs and timing estimates may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.

Under most of Pembina's construction and operation agreements, the Company is obligated to construct the facilities regardless of delays and cost increases and Pembina bears the risk for any cost overruns, and future agreements with customers entered into with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns at the date hereof, any such cost overruns in the future may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations. See "– General Risk Factors – Additional Financing and Capital Resources" and "Shipper and Processing Contracts" below.

Operating and Capital Costs

Operating and capital costs of Pembina's business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGL transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas and/or crude oil.

Possible Failure to Realize Anticipated Benefits of Corporate Strategy

Pembina evaluates the value proposition for expansion projects, new acquisitions or divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, project scoping and risk assessment could result in a loss in profits for Pembina. Large scale acquisitions in particular may involve significant pricing and integration risk. As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. Acquisitions may also expose Pembina to additional risks, including entry into markets or businesses in which Pembina has little or no direct prior experience, increased credit risks through the assumption of additional debt, costs and contingent liabilities and exposure to liabilities of the acquired business or assets. See "– General Risk Factors – Additional Financing and Capital Resources" below.

Risks Relating to Crude/NGL by Rail

Pembina's operations include rail loading, offloading and terminalling facilities. Pembina relies on railroads and trucks to distribute its products for customers as well as to transport raw materials to its processing facilities. Costs for environmental damage, damage to property and personal injury in the event of a railway incident involving hydrocarbons have the potential to be significant and liabilities to Pembina are possible. At this time, the Railway Safety Act (Canada), which governs the operation of railway equipment, does not contemplate regulatory enforcement proceedings against shippers, but consignors and shippers may be subject to regulatory proceedings under the Transportation of Dangerous Goods Act (Canada), which specifies the obligations of shippers to identify and classify dangerous goods, select appropriate equipment and prepare shipping documentation. In 2014, the Canadian Transportation Agency conducted a review of third party liability insurance regulations for railways, and Transport Canada initiated a broader consultation process concerning the allocation of risk and responsibilities for third party liability among railways, shippers and other stakeholders. These consultations may result in further regulatory initiatives. In addition, major railway companies in Canada have implemented standard contract and/or tariff provisions aimed at shifting responsibility for certain damages and claims to shippers. Under various environmental statutes in both Canada and the United States, Pembina could be held responsible for environmental damage caused by hydrocarbons loaded at its facilities or being carried on its leased rail cars. Pembina partially mitigates this risk by securing insurance coverage.

Recent railway incidents in Canada and the United States have prompted regulatory bodies to initiate reviews of transportation rules and publish various directives. Regulators in Canada and the United States have begun to phase-in more stringent engineering standards for tank cars used to move petroleum products which will require all North American tank cars carrying crude or ethanol that do not currently meet these standards to be retrofitted by May 1, 2017, and will require all tank cars carrying flammable liquids to be compliant by May 1, 2025. While most legislative changes apply directly to railway companies, costs associated with retrofitting locomotives and rail cars, implementing safety systems, increased inspection and reporting requirements may be indirectly passed on to Pembina through increased freight rates and car leasing costs. In addition, regulators in Canada and the United States have implemented changes that impose obligations relating to certification of product and equipment procedures and emergency response procedures, directly on consignors and shippers such as Pembina.

In the event that Pembina is ultimately held liable for any damages resulting from its activities relating to crude/NGL by rail, for which insurance is not available, or increased costs or obligations are imposed on Pembina as a result of new regulations, such could have an impact on Pembina's business, operations and prospects and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.

Competition

Pembina competes with other pipelines, midstream and marketing and gas processing and handling services providers in its service areas as well as other transporters of crude oil and NGL. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary and result in the reduction of throughput in Pembina's pipelines. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina believes it is prepared for and determined to meet these existing and potential competitive pressures. Pembina also competes with other businesses for growth and business opportunities, which could impact its ability to grow through acquisitions. See "Conventional Pipelines Business – Competitive Environment", "Oil Sands and Heavy Oil Business – Competitive Environment", "Gas Services Business – Competitive Environment", "Midstream Business – Competitive Environment".

Shipper and Processing Contracts

Throughput on Pembina's pipelines is or will be governed by transportation contracts or tolling arrangements with various producers of petroleum products. In addition, Pembina is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionation facilities. Any default by counterparties under such contracts or any expiration of such contracts or tolling arrangements without renewal or replacement may have an adverse effect on Pembina's business. Furthermore, some of the contracts associated its gas gathering, processing and fractionation facilities are comprised of a mixture of firm and interruptible service contracts and the revenue that Pembina earns on the contracts which are based on interruptible service is dependent on the volume of natural gas and NGL produced by producers in the relevant geographic areas and lower than historical production volumes in these areas (for reasons such as low commodity prices) may have an adverse effect on Pembina's revenue. See "Description of Pembina's Business and Operations — Oil Sands & Heavy Oil Business", "Description of Pembina's Business and Operations — Conventional Pipelines Business", and "Description of Pembina's Business and Operations – Gas Services Business".

Reliance on Principal Customers and Operators

Pembina relies on several significant customers to purchase product from the Midstream business. Ethane is predominately purchased by NOVA Chemicals and Dow Canada. Cenovus and its affiliates will purchase the majority of the condensate from the Empress debutanizer. Plains All American Pipeline operates the Plains E1 Plant at Empress, Alberta and the west to east system described herein, and NOVA Chemicals operates the Vantage Pipeline. Certain of Pembina's full-service terminals are operated under joint venture arrangements with third parties. If for any reason these parties were unable to perform their obligations under the various agreements with Pembina, the revenue and dividends of the Company and the operations of the Midstream business could be negatively impacted. See "- General Risk Factors – Credit Risk".

Risk Factors Relating to the Securities of Pembina

Dilution of Shareholders

Pembina is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. The Shareholders will have no pre-emptive rights in connection with such further issues.

Risk Factors Relating to the Activities of Pembina and the Ownership of Securities

The following is a list of certain risk factors relating to the activities of Pembina and the ownership of its securities:

•	the level of Pembina's indebtedness from time to time could impair Pembina's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

•	the uncertainty of future dividend payments by Pembina and the level thereof as Pembina's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its subsidiaries, financial requirements for Pembina's operations and the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;

•	Pembina may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pembina which may be dilutive;

•	the inability of Pembina to manage growth effectively, and realize the anticipated growth opportunities from acquisitions and new projects, could have a material adverse impact on its business, operations and prospects; and

•	the risk that the market value of the Common Shares may deteriorate materially if Pembina is unable to meet its cash dividend targets or make cash dividends in the future.

Market Value of Common Shares and Other Securities

Pembina cannot predict at what price the Common Shares, Convertible Debentures, Class A Preferred Shares or other securities issued by Pembina will trade in the future. Common Shares, Convertible Debentures, Class A Preferred Shares and other securities of Pembina will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of such securities is the annual yield on the Common Shares, Class A Preferred Shares and the Convertible Debentures. An increase in market interest rates may lead purchasers of Common Shares, Class A Preferred Shares or Convertible Debentures to demand a higher annual yield and this could adversely affect the market price of the Common Shares, Class A Preferred Shares or Convertible Debentures. In addition, the market price for the Common Shares, Class A Preferred Shares and the Convertible Debentures may be affected by announcements of new developments, changes in Pembina's operating results, failure to meet analysts' expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to the holding of Common Shares, Class A Preferred Shares or Convertible Debentures.

General Risk Factors

Additional Financing and Capital Resources

The timing and amount of Pembina's capital expenditures, and the ability of the Company to repay or refinance existing debt as it becomes due, directly affects the amount of cash dividends that Pembina pays. Future acquisitions, expansions of Pembina's pipeline systems and midstream operations, and other capital expenditures and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional shares or other securities (including debt securities) of Pembina, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. As a result of the recent weakened global economic situation, Pembina may have restricted access to capital and increased borrowing costs. Although Pembina's business and asset base have not changed materially, the ability of Pembina to raise capital is dependent upon, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and Pembina's securities in particular. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of additional credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the AER and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of oil or NGL and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied by an application to have the tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for Pembina's provincially regulated B.C. Pipelines, while considered remote by Pembina, could result in toll levels that are less advantageous to Pembina and could impair the economic operation of such regulated pipeline systems.

In June, 2013, the Responsible Energy Development Act ("REDA") came into force in Alberta. As a result of REDA, the AER assumed all the powers, duties and functions of the Energy Resource Conservation Board under Alberta's energy enactments. The AER also assumed responsibility for the land-use authorizations and dispositions for energy-related activities under the Public Lands Act and for exploration activity for petroleum, natural gas, and other minerals, except metallic and industrial minerals under Mines and Minerals Act (Part 8). In spring of 2014, the Water Act and the Environmental Protection and Enhancement Act also came under the AER. The AER is now the single regulatory body that Pembina primarily deals with related to Alberta-issued energy permits, with some minor exceptions. In 2015, Pembina will continue to monitor for legislative or procedural changes that could impose an administrative or financial burden on the company as a result of single regulator.

In addition to the regulatory requirements pertaining to the processing and transportation of natural gas, NGL and crude oil, Pembina's business and financial condition could be influenced by federal and foreign legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada) and the Investment Canada Act (Canada), and their equivalents in foreign jurisdictions.

Counterparty credit risk

Counterparty credit risk represents the financial loss Pembina would experience if a counterparty to a financial instrument failed to meet its contractual obligations in accordance with the terms and conditions of the financial instruments with Pembina. Counterparty credit risk arises primarily from Pembina's cash and cash equivalents, trade and other receivables, and from counterparties to its derivative financial instruments.

During the recent deterioration of global financial markets, Pembina continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Pembina reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments for all new counterparties and regular reviews of existing counterparties to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances where warranted. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty including external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board-designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a counterparty. Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in Pembina reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.

Financial assurances may include guarantees, letters of credit and cash. As at December 31, 2014, letters of credit are held by Pembina on $41 million (December 31, 2013: $51 million) of its receivables balance.

Typically, Pembina has collected its receivables in full and at December 31, 2014, approximately 85 percent were current. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum in its custody. The risk of non-collection is considered to be low and no impairment of trade and other receivables has been made.

Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina also evaluates counterparty risk from the perspective of future exposure that is created through commercial agreements with existing or new counterparties that support future capital expansion projects. Pembina believes these measures minimize its counterparty credit risk but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.

Debt Service

At the end of 2014, Pembina had exposure to floating interest rates on $510 million in debt, which was subsequently repaid in February 2015. Debt exposure is managed by using derivative financial instruments. A one percent change in short-term interest rates would have an annualized impact of approximately $4 million on net cash flows.

Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements could result in significant changes in the amounts required to be applied to debt service before payment of any dividends. Certain covenants in the agreements with the lenders may also limit payments and dividends paid by Pembina.

Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for Common Share dividends. Variations in interest rates and scheduled principal repayments for which Pembina may not be able to refinance at favourable rates or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for Common Share dividends. Pembina, on a consolidated basis, is also required to meet certain financial covenants under the Credit Facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

The lenders under Pembina's unsecured credit facilities have also been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to dividends and payments to holders of Convertible Debentures.

Although Pembina believes the existing credit facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

Credit Ratings

Rating agencies regularly evaluate Pembina, basing their ratings of its long-term and short-term debt on a number of factors. This includes Pembina's financial strength as well as factors not entirely within its control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.

Pembina's borrowing costs and ability to raise funds are directly impacted by its credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions. A credit rating downgrade could potentially impair Pembina's ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit Pembina's access to private and public credit markets and increase the costs of borrowing under its existing credit facilities. A downgrade could also limit Pembina's access to debt and preferred share markets and increase its cost of borrowing.

The occurrence of a downgrade in Pembina's credit ratings could adversely affect its ability to execute portions of its business strategy and could have a material adverse effect on its liquidity, results of operations and capital position.

Changes in Legislation

There can be no assurance that income tax laws, regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, will not be changed in a manner which adversely affects Pembina or its Shareholders or other securityholders.

Reliance on Management and Labour

Shareholders and other securityholders of Pembina will be dependent on senior management and directors of the Company in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina. Further, the costs associated with retaining key individuals could adversely affect Pembina's business opportunities and financial results.

Competition for qualified personnel in the oil and gas industry is intense and there is no assurance that Pembina will continue to attract and retain all personnel necessary for the development and operation of its business.

Aboriginal Land Claims and Consultation Obligations

Aboriginal peoples have claimed title and rights to a substantial portion of the lands in western Canada. Such claims, if successful, could have a significant adverse effect on Pembina's Canadian operations. Further, the successful assertion of Aboriginal title or other claims could have a significant adverse effect on natural gas production or oil sands development in Alberta, which in turn could have a material adverse effect on Pembina's business and operations, including the volume of natural gas and NGL handled through Pembina's facilities.

Additionally, the federal and provincial governments in Canada have a duty to consult and, where appropriate, accommodate Aboriginal people where the interests of the Aboriginal peoples may be affected by a Crown action or decision. Accordingly, the Crown's duty may result in regulatory approvals being delayed or not being obtained in relation to Pembina's Canadian operations.

Potential Conflicts of Interest

Shareholders and other securityholders of Pembina are dependent upon senior management and the directors of Pembina for the governance, administration and management of the Company. Certain directors and officers of Pembina may be directors or officers of entities in competition to Pembina and, as such, these directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina.

Litigation

Pembina and its various subsidiaries and affiliates are, in the course of their business, subject to lawsuits and other claims. Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of Pembina.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount Pembina pays to service debt, potentially impacting dividends payable. Variations in the exchange rate for the Canadian dollar versus the U.S. dollar could affect future dividends.

Health and Safety

The operation of Pembina's business is subject to hazards of gathering, processing, transporting, fractionating, storing and marketing hydrocarbon products, including but not limited to: blowouts; fires; explosions; gaseous leaks; migration of harmful substances; oil spills; corrosion; and acts of vandalism and terrorism. Any of these hazards can interrupt operations, impact Pembina's reputation, cause loss of life or personal injury, result in loss of or damage to equipment, property, information technology systems, related data and control systems, and cause environmental damage that may include polluting water, land or air.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Pembina, none of the directors or executive officers of Pembina, and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the Common Shares, and no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with Pembina since January 1, 2012 that has materially affected Pembina, or in any proposed transaction that would materially affect Pembina.

MATERIAL CONTRACTS

No contracts material to Pembina and its subsidiaries were entered into during 2014 or 2015 to date or are currently in effect, other than contracts entered into in the ordinary course of business.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings, or regulatory actions, penalties or sanctions material to Pembina to which Pembina or any of its direct or indirect subsidiaries is a party or in respect of which any of the properties of Pembina or any of its direct or indirect subsidiaries are subject, nor are there any such proceedings, actions, penalties or sanctions known to be contemplated.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares, the Convertible Debentures, the Medium Term Notes and the Class A Preferred Shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, Canada and Toronto, Ontario, Canada. The co-transfer agent and registrar for the Common Shares in the U.S. is Computershare Investor Services U.S., at its principal offices in Golden, Colorado, U.S.

INTERESTS OF EXPERTS

KPMG LLP are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to Pembina and legacy Provident filed with the Canadian securities commissions and the SEC can be found on Pembina's profile on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov, and on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Pembina's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in Pembina's information circular for its most recent annual meeting of securityholders that involved the election of directors. Furthermore, additional financial information relating to Pembina is provided in Pembina's audited consolidated financial statements and MD&A for its most recently completed financial year, which have also been filed on SEDAR and EDGAR.

Any document referred to in this Annual Information Form and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free 1-855-880-7404) or by email (investor-relations@pembina.com).

APPENDIX "A" – AUDIT COMMITTEE CHARTER

I.	ROLE AND OBJECTIVES

The Audit Committee is a committee of the Board of Directors (the "Board") of Pembina Pipeline Corporation (the "Corporation") to which the Board has delegated certain responsibilities relating to the integrity of financial reporting, oversight of the external auditors, oversight of Pembina's internal audit function and the performance of internal accounting procedures, for the Corporation and entities controlled by the Corporation (collectively, "Pembina"). The Audit Committee also prepares reports, if and when required, for inclusion in Pembina's disclosure documents.

The objectives of the Audit Committee are:

(a)	assist Board oversight of the integrity, preparation and disclosure of the financial statements and related matters;

(b)	to assist Board oversight of the external auditor's qualifications, independence and performance;

(c)	to assist Board oversight of Pembina's compliance with legal and regulatory requirements;

(d)	to assist Board oversight of Pembina's internal audit function;

(e)	to increase the transparency, credibility and objectivity of financial reporting;

(f)	to enhance communication between management, the external auditors, and the Board; and

(g)	to discuss policies with respect to risk assessment and management.

II.	MEMBERSHIP AND POLICIES

The Board, based on recommendation from the Governance Committee, will appoint members of the Audit Committee. Each member shall serve until his or her successor is appointed, unless he or she shall resign or be removed by the Board or he or she shall otherwise cease to be a director of the Corporation.

The Audit Committee must be composed of not less than three (3) members of the Board, each of whom must be independent and financially literate pursuant to the Corporation's Standards for Director Independence. In addition, at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder. The Board Chair, in consultation with the Governance Committee, will select the Chair of the Audit Committee from amongst its members.

The Audit Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of Pembina. Pembina shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Pembina, (ii) compensation to any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, the Corporation's legal counsel, external auditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation's financial statements are complete, accurate and in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Accountants (CICA) Handbook - Part 1 (referred to as "GAAP"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation's financial statements in accordance with GAAP, and the Corporation's external auditors are responsible for auditing those financial statements.

III.	FUNCTIONS

A	External Auditor

The Audit Committee, in its capacity as a committee of the Board and subject to the rights of holders of the Corporation's shares ("Shareholders") and applicable law, is directly responsible for the overseeing the relationship of the external auditor firm with Pembina, including the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation (including resolution of disagreements or disputes between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Pembina. The Audit Committee's selection of the external auditor is subject to approval by the Shareholders.

The external auditor will report directly to the Audit Committee.

The Audit Committee must pre-approve, subject to any de minimis exemption available under applicable laws, the appointment of the external auditor to provide all audit services and permitted non-audit services to be provided by the external auditor, including the terms thereof and the fees related thereto. If desired, the Audit Committee may establish detailed policies and procedures for pre-approval of the provision of audit services and permitted non-audit services by the external auditor. The Audit Committee may delegate this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee will consider whether the provision of any non-audit services is compatible with the auditor's independence.

The Audit Committee will obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

The Audit Committee will review and discuss with the external auditor all relationships that the external auditor and its affiliates have with Pembina and its affiliates in order to determine the external auditor's independence, including, without limitation:

(a)	requesting, receiving and reviewing, on a periodic basis but at least annually, a formal written statement from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Pembina;

(b)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(c)	recommending that the Board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence.

In addition, in respect of the external auditor, the Audit Committee will:

(a)	consider whether the external auditor's quality controls are compatible with the auditor's independence;

(b)	evaluate, at least annually, the auditor's qualifications, performance and independence;

(c)	ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law;

(d)	review and evaluate the lead partner of the external auditor;

(e)	periodically consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis; and

(f)	set clear hiring policies for Pembina regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation (it being understood that partners and employees and former partners and employees of the present and former external auditor may not be hired by the Corporation without the prior approval of the Audit Committee); and

(g)	present its conclusions with respect to the external auditor to the Board on at least an annual basis.

B	Internal Auditor

The Audit Committee, in its capacity as a committee of the Board will carry out the following responsibilities with regard to the internal audit function:

(a)	review with management and the head of the internal audit the charter, activities, staffing, and organizational structure of internal audit;

(b)	have final authority to review and approve the annual audit plan and all major changes to the plan; and

(c)	ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the head of internal audit; and

(d)	on a regular basis, meet separately with the head of internal audit to discuss any matters that the Audit Committee or the head of internal audit believes should be discussed privately.

C	Oversight of Financial Statements and Internal Controls and Procedures

The Audit Committee will meet with management and the external auditor to review and discuss annual and quarterly financial statements and management's discussion and analyses and earnings press releases. The Audit Committee will review and discuss the financial information to be included in public disclosure documents and determine whether to recommend to the Board that the financial statements be presented to the Board and to the Shareholders and included in public disclosure documents. In connection with these procedures, the Audit Committee will, as applicable and without limitation:

(a)	review and discuss with management the type and presentation of information to be included in earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided by Pembina to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

(b)	review with management and the external auditor any material correspondence with regulators or government agencies and any employee complaints or published reports which raise issues regarding the Corporation's financial statements or accounting policies;

(c)	meet periodically with the appropriate legal advisors to review material legal issues, the Corporation's compliance policies and any material reports or inquiries received from regulators or governmental agencies;

(d)	will review major issues regarding accounting principles and financial statement presentations;

(e)	review analyses prepared by, and discuss with, management and the external auditor with respect to significant financial reporting issues and judgments made in connection with the preparation of Pembina's financial statements, including any significant changes in Pembina's selection or application of accounting principles, any major issues as to the adequacy of Pembina's internal controls and any special steps adopted in light of material control deficiencies;

(f)	review and discuss with management and the external auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Pembina's financial statements;

(g)	review with the Chief Financial Officer (the "CFO") and the external auditor any changes in accounting policies as well as any other significant financial reporting issues; and

(h)	review Pembina's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies.

In addition, the Audit Committee will review and discuss a report from the external auditor at least quarterly regarding:

(a)	all critical accounting policies and practices to be used;

(b)	all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

(c)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

In connection with its review of the annual audited financial statements and quarterly financial statements, the Audit Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and Pembina's disclosure controls and internal controls, including any material deficiencies or changes in those controls. The Audit Committee will review the disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process. In particular, the Audit Committee will review with the CEO, CFO, internal auditor and external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of Pembina's internal control over financial reporting that could adversely affect Pembina's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods, and (ii) any fraud, whether or not material, that involves management of Pembina or other employees who have a significant role in Pembina's internal control over financial reporting. In addition, the Audit Committee will review with the CEO, CFO and the internal auditor Pembina's disclosure controls and procedures and at least annually will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies or material non-compliance with disclosure controls and procedures.

The Audit Committee will also annually discuss with the external auditor whether they have become aware of any illegal acts in the course of the audit of Pembina's financial statements.

In connection with the annual audit of Pembina's financial statements, the Audit Committee will review with the external auditor:

(a)	prior to commencement of the audit, plans, staffing and scope for each annual audit;

(b)	the results of the annual audit and resulting opinion including major issues regarding accounting and auditing principles and practices;

(c)	the adequacy of internal controls;

(d)	any audit problems or difficulties, including any restrictions on the scope of the external auditor's activities or on access to requested information, any significant disagreements with management, and management's response (such review should also include discussion of the responsibilities, budget and staffing of Pembina's internal audit function).

The Audit Committee will also establish a Whistleblower Policy, including procedures for:

(a)	the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

D Risk Management

The Audit Committee will review, discuss and monitor Pembina's major financial risk exposures, including commodity and hedging risk, and risk management and assessment policies, and the steps taken by management to monitor and control those exposures. In respect of these responsibilities, the Audit Committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken and may develop such guidelines or policies that it deems necessary or desirable, or direct that any such guidelines or policies be developed under its supervision.

E Additional Duties and Responsibilities

The Audit Committee will also:

(a)	review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;

(b)	review and reassess the adequacy of this Charter annually and submit any proposed changes to the Governance Committee for approval;

(c)	review Pembina's asset retirement obligations and receive reports related to future abandonment and decommissioning costs;

(d)	facilitate information sharing with other committees as required to address matters of mutual interest or concern in respect of the Corporation's financial reporting;

(e)	report regularly to the Board on its activities, including the results of meetings and reviews undertaken, any issues that arise with respect to quality or integrity of the Corporation's financial statements, Pembina's compliance with legal or regulatory requirements, the performance and independence of the external audit, or the internal audit function and any associated recommendations;

(f)	receive and review reports from the Corporate Pension Committee at Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuation as required by statute, the Statement of Investment Policies and Procedures, funding policy and corporate performance for the pension plans;

(g)	jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually;

(h)	the Audit Committee shall meet separately with the internal auditor, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or internal auditor believes should be brought to the attention of the Board, the Audit Committee or the Shareholders;

(i)	the Audit Committee shall meet separately with the external auditor, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or external auditor believes should be brought to the attention of the Board, the Audit Committee or the Shareholders; and

(j)	the Audit Committee shall meet separately with the Corporation's management, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or management believes should be brought to the attention of the Board, the Audit Committee or the Shareholders.

In addition, The Audit Committee will perform such other functions as are assigned by law and the Corporation's by-laws, and on the instructions of the Board.

IV.	MEETINGS

The Audit Committee will meet quarterly, or more frequently at the discretion of the members of the Audit Committee, as circumstances require.

Notice of each meeting of the Audit Committee will be given to each member and to the internal and external auditors, who are entitled to attend each meeting of the Audit Committee. The notice will:

(a)	be in writing (which may be communicated by fax or email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person or by telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

At each meeting, the Audit Committee will meet in-camera, without management or internal or external auditors present, and will meet in separate sessions with each of the head of internal audit and the lead partner of the external auditor at least annually.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.

V.	OTHER MATTERS

A	Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Governance Committee.

B	Reporting

The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Corporation's financial statements, Pembina's compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

C	Evaluation

The Audit Committee's performance shall be evaluated annually by the Governance Committee and the Board as part of the Board assessment process established by the Governance Committee and the Board.

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